Form 40-F
period 2002-12-31
MAGNA INTERNATIONAL INC
filed 2003-05-16
CIK 749098

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 40-F

[ ]             REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

          [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002      Commission  File Number 0-13942
                          -----------------


                            MAGNA INTERNATIONAL INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
         (Translation of Registrant's name into English (if applicable))

                           PROVINCE OF ONTARIO, CANADA
--------------------------------------------------------------------------------
        (Province or other jurisdiction of incorporation or organization)

                                      3714
--------------------------------------------------------------------------------
    (Primary Standard Industrial Classification Code number (if applicable))

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
            (I.R.S. Employer Identification Number (if applicable))

         337 MAGNA DRIVE, AURORA, ONTARIO, CANADA L4G 7K1 (905) 726-2462
--------------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)

  CT CORPORATION SYSTEM, 1633 BROADWAY, NEW YORK, NEW YORK 10019 (212) 664-1666
--------------------------------------------------------------------------------
 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States


Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                                  Name of each exchange on which registered

CLASS A SUBORDINATE VOTING SHARES                             NEW YORK STOCK EXCHANGE
8.875% SERIES B PREFERRED SECURITIES                          NEW YORK STOCK EXCHANGE

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

For annual reports, indicate by check mark the information filed with this Form:

[X] ANNUAL INFORMATION FORM         [ ] AUDITED ANNUAL FINANCIAL STATEMENTS

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

94,477,224 CLASS A SUBORDINATE VOTING SHARES
1,096,509 CLASS B SHARES
6,800,000 8.875% SERIES B PREFERRED SECURITIES

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                          YES___    NO X
                                      ---

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                          YES X      NO___
                             ---

ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the year ended December 31, 2002 required under Canadian law is attached hereto as Exhibit 1 (the "Annual Information Form").


AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION AND ANALYSIS

A.       Consolidated Audited Annual Financial Statements

For the Registrant's consolidated audited annual financial statements, including the report of independent chartered accountants with respect thereto, please see pages 53 to 90 and page 52, respectively, of the Registrant's 2002 Annual Report to Shareholders previously filed with the Securities Exchange Commission as
Exhibit 19 to the Registrant's Report on Form 6-K dated April 2, 2003 (the "Annual Shareholders' Report"). See note 28 to the Registrant's consolidated audited annual financial statements on pages 83 to 88 of the Annual Shareholders' Report, reconciling the important differences between Canadian and United States generally accepted accounting principles.

B.       Management's Discussion and Analysis

For management's discussion and analysis of results of operations and financial position, see pages 37 to 51 of the Annual Shareholders' Report.


WEBSITE INFORMATION

Notwithstanding any reference to the Registrant's website on the World Wide Web in the Annual Information Form or in the documents attached or incorporated as exhibits hereto, the information contained in the Registrant's site or any other site on the World Wide Web referred to in the Registrant's site is not a part of this Annual Report on Form 40-F and, therefore is not filed with the Securities Exchange Commission.


STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Registrant has made in the documents filed as part of this Annual Report on Form 40-F, and from time to time may otherwise make, "forward-looking statements" within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act and related assumptions concerning its operations, economic performance and financial matters. The Registrant is under no duty to update any of these forward-looking statements or related assumptions. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled "Forward-Looking Statements" on page 2 of the Annual Information Form for the year ended December 31, 2002 for a discussion of such factors.


DISCLOSURE CONTROLS AND PROCEDURES

The Registrant's President and Chief Executive Officer and its Executive Vice-President and Chief Financial Officer are responsible for establishing and maintaining the Registrant's system of disclosure controls and procedures, as such term is defined under applicable rules of the U.S. Securities and Exchange Commission. These executive officers have designed the Registrant's disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this Annual Report on Form 40-F was being prepared. As required by the SEC, the Registrant's President and Chief Executive Officer and its Executive Vice-President and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report on Form 40-F. Based on this evaluation, the Registrant's President and Chief Executive Officer and its Executive Vice-President and Chief Financial Officer are satisfied as to the effectiveness of the Registrant's disclosure controls and procedures in ensuring that material information is made known to them in a timely manner.

There have been no significant changes to the Registrant's internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       UNDERTAKING

         Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.       CONSENT TO SERVICE OF PROCESS

         A Form F-X signed by the Registrant and its agent for service of process was previously filed with the Commission.



                                   SIGNATURES

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            MAGNA INTERNATIONAL INC.
Registrant______________________________________________________________________




                                       /s/ J. BRIAN COLBURN
By (Signature and Title)________________________________________________________
                                       J. Brian Colburn
                                       Executive Vice-President, Special
                                       Projects and Secretary


                                May 15, 2003
Date____________________________________________________________________________

                                 CERTIFICATIONS

I, Belinda Stronach, the President and Chief Executive Officer of Magna International Inc. ("Magna"), certify that:

1.       I have reviewed this Annual Report on Form 40-F of Magna;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

         Date: May 15, 2003                /s/ BELINDA STRONACH
                                           -------------------------------------
                                           Belinda Stronach
                                           President and Chief Executive Officer

                                 CERTIFICATIONS

I, Vincent J. Galifi, the Executive Vice-President and Chief Financial Officer of Magna International Inc. ("Magna"), certify that:

1.       I have reviewed this Annual Report on Form 40-F of Magna;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

         Date: May 15, 2003                /s/ VINCENT J. GALIFI
                                           -------------------------------------
                                           Vincent J. Galifi
                                           Executive Vice-President and
                                           Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit 1           Annual Information Form of the Registrant dated May 15, 2003

Exhibit 2           Registrant's Annual Report to Shareholders for the Year
                    Ended December 31, 2002, which contains the Registrant's audited financial statements as at and for the three-year period ended December 31, 2002 and Management's Discussion and Analysis of Results of Operations and Financial
                    Condition (incorporated by reference to Exhibit 19 to Registrant's Report on Form 6-K dated April 2, 2003).

Exhibit 3           Consent of Ernst & Young LLP.

Exhibit 99.1        Certificate of Principal Executive Officer Pursuant to 18
                    U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.2        Certificate of Principal Financial Officer Pursuant to 18
                    U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.