Form 40-F
period 2003-12-31
MAGNA INTERNATIONAL INC
filed 2004-05-18
CIK 749098

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2003       Commission File Number 0-13942

                            MAGNA INTERNATIONAL INC.
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
         (Translation of Registrant's name into English (if applicable))

                           PROVINCE OF ONTARIO, CANADA
        (Province of other jurisdiction of incorporation or organization)

                                      3714
     (Primary Standard Industrial Classification Code number (if applicable))

                                 NOT APPLICABLE
             (I.R.S. Employer Identification Number (if applicable))

         337 MAGNA DRIVE, AURORA, ONTARIO, CANADA L4G 7K1 (905) 726-2462 (Address and telephone number of Registrant's principal executive offices)

  CT CORPORATION SYSTEM, 1633 BROADWAY, NEW YORK, NEW YORK 10019 (212) 664-1666 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                    NAME OF EACH EXCHANGE
TITLE OF EACH CLASS                                 ON WHICH REGISTERED
-------------------                                 ---------------------
CLASS A SUBORDINATE VOTING SHARES                   NEW YORK STOCK EXCHANGE
8.875% SERIES B PREFERRED SECURITIES                NEW YORK STOCK EXCHANGE

Securities registered or to be registered pursuant to Section 12(g) of the Act. NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. NONE

For annual reports, indicate by check mark the information filed with this Form:
[X]  Annual Information Form         [ ]  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report

95,584,969 CLASS A SUBORDINATE VOTING SHARES
 1,096,509 CLASS B SHARES
 6,800,000 8.875% SERIES B PREFERRED SECURITIES

Indicate by check mark whether the Registrant by filing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number
assigned to the Registrant in connection with such Rule.   Yes [ ]  No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Exchange Act during the preceding
12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past
90 days.                                                   Yes [X]  No [ ]

1.   ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the year ended December 31, 2003 required under Canadian law is attached hereto as Exhibit 1 (the "Annual Information Form").

2.   AUDITED ANNUAL FINANCIAL STATEMENTS AND
     MANAGEMENT'S DISCUSSION AND ANALYSIS

The Registrant's Annual Report to Shareholders for the year ended December 31, 2003 (the "Annual Shareholders' Report") was previously filed with the U.S. Securities and Exchange Commission (the "Commission") as Exhibit 99 to the Registrant's Report on Form 6-K dated March 31, 2004. For the Registrant's consolidated audited annual financial statements, including the report of the independent chartered accountants with respect thereto, see pages 55 to 92 and pages 54, respectively, of the Annual Shareholders' Report. See note 30 to the Registrant's consolidated audited annual financial statements, on pages 87 to 92 of the Annual Shareholders' Report, reconciling the important differences between Canadian and United States generally accepted accounting principles. For the Registrant's Management's Discussion and Analysis of Results of Operations and Financial Position, see pages 39 to 53 of the Annual Shareholders' Report.

3.   WEBSITE INFORMATION

Notwithstanding any reference to the Registrant's website on the World Wide Web in the Annual Information Form or in the documents attached or incorporated as exhibits hereto, the information contained in the Registrant's website, or any other site on the World Wide Web referred to in the Registrant's website, is not a part of this annual report on Form 40-F and, therefore, is not filed with the Commission.

4.   FORWARD-LOOKING STATEMENTS

The Registrant has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make "forward-looking statements", within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act, and related assumptions concerning its operations, economic performance and financial matters. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled "Forward-Looking Statements" on page 2 of the Annual Information Form for a discussion of such factors.

5.   DISCLOSURE CONTROLS AND PROCEDURES

The Registrant's Chairman, Interim Chief Executive Officer and Interim President and its Executive Vice-President and Chief Financial Officer are responsible for establishing and maintaining the Registrant's disclosure controls and procedures as such term is defined under Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). These officers have designed the Registrant's disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this annual report on Form 40-F was being prepared. The Registrant's Chairman, Interim Chief Executive Officer and Interim President and its Executive Vice-President and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures as of December 31, 2003. Based on this evaluation, these officers are satisfied as to the effectiveness of the Registrant's disclosure controls and procedures in ensuring that material information relating to the Registrant, including its consolidated subsidiaries, is made known to them by others in those entities in a timely manner.

There have been no changes to the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

6.   AUDIT COMMITTEE MEMBERS AND
     AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has a separately designated standing audit committee of its Board of Directors (the "Audit Committee"), which is comprised of the following members of the Registrant's Board of Directors: Donald Resnick (Chairman), William H. Fike and Royden R. Richardson.

The Registrant's Board of Directors has determined that Mr. Resnick, the Chairman of the Audit Committee, is an "audit committee financial expert" and that each member of the Audit Committee, including Mr. Resnick, is "independent" and "financially literate", as such terms are defined in the listing standards of the New York Stock Exchange and Exchange Act Rule 10A-3.

7.   CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to all of its employees, including its Chairman, Interim Chief Executive Officer and Interim President, its Executive Vice-President and Chief Financial Officer, its Controller and other persons performing similar functions. The text of such code of ethics is contained in the Registrant's Code of Conduct and Ethics, which is posted on the Registrant's website.

8.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for each of the last two fiscal years for professional services rendered by Ernst & Young LLP, the Registrant's principal accountant (the "Auditor"), are as follows:

                                       FISCAL 2003      FISCAL 2002
                                       -----------      -----------
          Audit Fees                    $5,724,500       $4,867,500
          Audit-Related Fees               491,700          271,400
          Tax Fees                       3,576,900        2,379,200
          All Other Fees                    19,300             nil

The services comprising the Audit Fees category for these two fiscal years were performed by the Auditor to comply with generally accepted auditing standards ("GAAS"). Fees included in this category may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS.

The services comprising the Audit-Related Fees category for these two fiscal years consisted of certain assurance and related services, namely employee benefit plan audits. This category would also include due diligence relating to acquisition and divestitures, accounting consultations and audits in connection with acquisitions and divestitures, internal control reviews, attest services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

The services comprising the Tax Fees category for these two fiscal years consisted of Canadian, U.S., European and Mexican tax compliance, advisory and research services. Tax services would generally include tax compliance, tax planning and tax advice. This category includes fees paid in respect of services performed by the Auditor's tax professionals, excluding services required to comply with GAAS, which are included in the Audit Fees category.

The services comprising the All Other Fees category for these two fiscal years consisted of translation services.

The Audit Committee has a process for pre-approving all services provided by, and related fees to be paid to, the Auditor. This process includes reviewing, on a quarterly basis, the details and associated costs of the services expected to be provided. Audit Committee approval is required for any services that have not been previously approved by the Audit Committee. The Audit Committee considers whether such services are consistent with the Commission's rules on auditor independence. The Audit Committee also considers whether the Auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Registrant's business, people, culture, accounting systems, risk profile, and whether the services enhance the

Registrant's ability to manage or control risks and improve audit quality. The Audit Committee has delegated authority to its Chairman to pre-approve permitted non-audit services that have not previously been approved, provided that such approval is in writing and signed by the Chairman. The Chairman will report to the Audit Committee on all such pre-approvals granted under such authority at the next regularly scheduled Audit Committee meeting. None of the services provided by the Auditor in 2003 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

9.   OFF-BALANCE SHEET ARRANGEMENTS AND
     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of the Registrant's off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, see pages 48 to 39 of the Annual Shareholders' Report, under the section entitled "Contractual Obligations and Off-Balance Sheet Financing".

For the tabular disclosure regarding the Registrant's known contractual obligations, with amounts aggregated by the type of contractual obligation, see pages 48 to 49 of the Annual Shareholders' Report, under the section entitled "Contractual Obligations and Off-Balance Sheet Financing".


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

Registrant:                         MAGNA INTERNATIONAL INC.
           ---------------------------------------------------------------------
By (Signature and Title):             /s/ J. BRIAN COLBURN
                          ------------------------------------------------------
                                          J. Brian Colburn
                                          Executive Vice-President,
                                          Special Projects and Secretary

Date:                                 MAY 17, 2004
     ---------------------------------------------------------------------------

                                  EXHIBIT INDEX

Exhibit 1      Annual Information Form of the Registrant dated May 17, 2004.

Exhibit 2 Registrant's Annual Report to Shareholders for the Year Ended December 31, 2003, which contains the Registrant's audited financial statements as at and for the three-year period ended December 31, 2003 and Management's Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99 to Registrant's Report on Form 6-K dated March 31, 2004).

Exhibit 3      Consent of Ernst & Young LLP.

Exhibit 99.1 Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.2 Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.3   Certificate of Principal Executive Officer Pursuant to 18 U.S.C.
               Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.4   Certificate of Principal Financial Officer Pursuant to 18 U.S.C.
               Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.