Form 40-F
MAGNA INTERNATIONAL INC
filed 2005-03-31
CIK 749098

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission File Number 0-13942
Magna International Inc.

(Exact name of Registrant as specified in its charter)
Not Applicable

(Translation of Registrant's name into English (if applicable)
Province of Ontario, Canada

(Province of other jurisdiction of incorporation or organization)
3714

(Primary Standard Industrial Classification Code number (if applicable)
Not Applicable

(I.R.S. Employer Identification Number (if applicable)
337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-2462

(Address and telephone number of Registrant's principal executive offices)
CT Corporation System, 1633 Broadway, New York, New York 10019 (212) 664-1666

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Subordinate Voting Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report

95,850,377 Class A Subordinate Voting Shares

1,093,983 Class B Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.        Yes  ☐        No    ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.        Yes  ☒        No    ☐

1.     ANNUAL INFORMATION FORM

        The Registrant's Annual Information Form for the year ended December 31, 2004 required under Canadian law is attached hereto as Exhibit 1 (the "Annual Information Form").

2.     AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

        The Registrant's Annual Report to Shareholders for the year ended December 31, 2004 (the "Annual Shareholders' Report") was previously filed with the U.S. Securities and Exchange Commission (the "Commission") as Exhibit 99 to the Registrant's Report on Form 6-K dated March 30, 2005. For the Registrant's consolidated audited annual financial statements, including the report of the independent chartered accountants with respect thereto, see pages 37 to 75 and page 36, respectively, of the Annual Shareholders' Report. See note 30 to the Registrant's consolidated audited annual financial statements, on pages 70 to 74 of the Annual Shareholders' Report, reconciling the important differences between Canadian and United States generally accepted accounting principles. For the Registrant's Management's Discussion and Analysis of Results of Operations and Financial Position, see pages 12 to 35 of the Annual Shareholders' Report.

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

4.     FORWARD-LOOKING STATEMENTS

        The Registrant has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make "forward-looking statements", within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act") and Section 27A of the U.S. Securities Act of 1933, and related assumptions concerning its operations, economic performance and financial matters. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled "Forward-Looking Statements" on page 2 of the Annual Information Form for a discussion of such factors.

5.     DISCLOSURE CONTROLS AND PROCEDURES

        The Registrant's Chairman and Interim Chief Executive Officer and its Executive Vice-President and Chief Financial Officer are responsible for establishing and maintaining the Registrant's disclosure controls and procedures as such term is defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act. These officers have designed the Registrant's disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this annual report on Form 40-F was being prepared. The Registrant's Chairman and Interim Chief Executive Officer and its Executive Vice-President and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures as of December 31, 2004. Based on this evaluation, these officers are satisfied as to the effectiveness of the Registrant's disclosure controls and procedures in ensuring that material information relating to the Registrant, including its consolidated subsidiaries, is made known to them by others in those entities in a timely manner.

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

7.     CODE OF ETHICS

        The Registrant has adopted a code of ethics that applies to all of its employees, including its Chairman and Interim Chief Executive Officer, its Executive Vice-President and Chief Financial Officer, its Controller and other persons performing similar functions. The text of such code of ethics is contained in the Registrant's Code of Conduct and Ethics, which is posted on the Registrant's website at www.magna.com.

8.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The aggregate fees billed for each of the last two fiscal years for professional services rendered by Ernst & Young LLP, the Registrant's principal accountant (the "Auditor"), are as follows:

	Fiscal 2004	Fiscal 2003
Audit Fees	$6,061,500	$5,724,500
Audit-Related Fees	467,500	491,700
Tax Fees	1,758,000	3,576,900
All Other Fees	nil	19,300

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

        The Audit Committee has a process for pre-approving all services provided by, and related fees to be paid to, the Auditor. This process includes reviewing, on a quarterly basis, the details and associated costs of the services expected to be provided. Audit Committee approval is required for any services that have not been previously approved by the Audit Committee. The Audit Committee considers whether such services are consistent with the Commission's rules on auditor independence. The Audit Committee also considers whether the Auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Registrant's business, people, culture, accounting systems, risk profile, and whether the services enhance the Registrant's ability to manage or control risks and improve audit quality. The Audit Committee has delegated authority to its Chairman to pre-approve permitted non-audit services that have not previously been approved, provided that such approval is in writing and signed by the Chairman. The Chairman will report to the Audit Committee on all such pre-approvals granted under such authority at the next regularly scheduled Audit Committee meeting. None of the services provided by the Auditor in 2004 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

9.     OFF-BALANCE SHEET ARRANGEMENTS AND TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        For disclosure of the Registrant's off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, see pages 27 and 28 of the Annual Shareholders' Report, under the section entitled "Contractual Obligations and Off-Balance Sheet Financing".

        For the tabular disclosure regarding the Registrant's known contractual obligations, with amounts aggregated by the type of contractual obligation, see pages 27 and 28 of the Annual Shareholders' Report, under the section entitled "Contractual Obligations and Off-Balance Sheet Financing".

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ J. BRIAN COLBURN

J. Brian Colburn Executive Vice-President, Special Projects and Secretary
Date:	March 30, 2005

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 29, 2005.
Exhibit 2
Registrant's Annual Report to Shareholders for the Year Ended December 31, 2004, which contains the Registrant's audited financial statements as at and for the three-year period ended December 31, 2004 and Management's Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99 to Registrant's Report on Form 6-K dated March 30, 2005).
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

QuickLinks

SIGNATURES
EXHIBIT INDEX