Form 40-F
period 2005-12-31
MAGNA INTERNATIONAL INC
filed 2006-03-30
CIK 749098

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005	Commission File Number 0-13942

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report
 108,184,395 Class A Subordinate Voting Shares
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

1.
ANNUAL INFORMATION FORM

        The Registrant's Annual Information Form for the year ended December 31, 2005 required under applicable law in Canada is attached hereto as Exhibit 1 (the "Annual Information Form").

2.
AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION AND ANALYSIS

        The Registrant's Annual Report to Shareholders for the year ended December 31, 2005 (the "Annual Shareholders' Report") was previously filed with the U.S. Securities and Exchange Commission (the "Commission") as Exhibit 99 to the Registrant's Report on Form 6-K dated March 29, 2006. For the Registrant's consolidated audited annual financial statements, including the report of the independent auditors with respect thereto, see pages 39 to 76 inclusive and page 40, respectively, of the Annual Shareholders' Report. See note 23 commencing on page 72 of the Registrant's consolidated audited annual financial statements which contains a reconciliation between Canadian and United States generally accepted accounting principles. For the Registrant's Management's Discussion and Analysis of Results of Operations and Financial Position, see pages 6 to 38 inclusive of the Annual Shareholders' Report.

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

4.
FORWARD-LOOKING STATEMENTS

        The Registrant has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make "forward-looking statements", within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), and related assumptions concerning its operations, economic performance and financial matters. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled "Forward-Looking Statements" on page 3 of the Annual Information Form for a discussion of such factors.

5.
DISCLOSURE CONTROLS AND PROCEDURES

        The Registrant's Chief Executive Officers and its Chief Financial Officer are responsible for establishing and maintaining the Registrant's disclosure controls and procedures as such term is defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Disclosure controls and procedures are designed to provide reasonable, but not absolute, assurance that material information required to be publicly disclosed by a public company is communicated in a timely manner to senior management of the Registrant to enable them to make timely decisions regarding public disclosure of such information. The Registrant has conducted an evaluation of its disclosure controls and procedures as of December 31, 2005 under the supervision and with the participation of the Registrant's Chief Executive Officers and its Chief Financial Officer. Based on this evaluation, the Registrant's Chief Executive Officers and its Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission) are effective in providing reasonable assurance that material information relating to the Registrant (including all consolidated subsidiaries) is communicated to its senior management, including the Registrant's Chief Executive Officers and its Chief Financial Officer, in a timely manner to enable them to make decisions regarding the public disclosure of such information.

        There have been no changes to the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

2

6.
AUDIT COMMITTEE MEMBERS AND
AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant has a separately designated standing audit committee of its Board of Directors (the "Audit Committee"), which is comprised of the following members of the Registrant's Board of Directors: Donald Resnick (Chairman), William H. Fike, Royden R. Richardson and Lawrence D. Worrall.

        The Registrant's Board of Directors has determined that each of Mr. Resnick, the Chairman of the Audit Committee, and Mr. Worrall, are "financial experts" and that each member of the Audit Committee, including Mr. Resnick and Mr. Worrall, is "independent" and "financially literate", as such terms are defined in the listing standards of the New York Stock Exchange and Exchange Act Rule 10A-3.

7.
CODE OF ETHICS

        The Registrant has adopted a code of ethics that applies to all of its employees, including its Chief Executive Officers, its Chief Financial Officer, its Controller and other persons performing similar functions. The text of such code of ethics is contained in the Registrant's Code of Conduct and Ethics, which is posted on the Registrant's website at www.magna.com.

8.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The aggregate fees billed for each of the last two fiscal years for professional services rendered by Ernst & Young LLP, the Registrant's principal accountant (the "Auditor"), are as follows:

	Fiscal 2004	Fiscal 2005
Audit Fees	$6,061,500	$6,187,900
Audit-Related Fees	467,500	197,400
Tax Fees	1,758,000	1,693,200
All Other Fees	nil	nil

        The services comprising the Audit Fees category for these two fiscal years were performed by the Auditor to comply with generally accepted auditing standards ("GAAS"). In some cases, fees in this category may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS.

        The services comprising the Audit-Related Fees category for these two fiscal years consisted of fees paid in respect of assurance and related services (e.g. due diligence), including such things as employee benefit plan audits, due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. The most significant audit-related services actually provided by the Auditor in respect of fiscal 2005 and fiscal 2004 related to benefit plan audits.

        The services comprising the Tax Fees category for these two fiscal years consisted of fees paid in respect of services performed by the Auditor's tax professionals, except those services required in order to comply with GAAS which are included in the Audit Fees category. Tax services include tax compliance, tax planning and tax advice. The tax services actually provided by the Auditor in fiscal 2005 and fiscal 2004 consisted of Canadian, U.S., European and Mexican tax compliance, advisory and research services.

        The services comprising the All Other Fees category captures fees in respect of all services not falling under any of the previous categories.

        The Audit Committee has a process for pre-approving all services provided by, and related fees to be paid to, the Auditor. This process includes reviewing, on a quarterly basis, the details and associated costs of the services expected to be provided. Audit Committee approval is required for any services that have not been previously approved by the Audit Committee. The Audit Committee considers whether such services are consistent with the Commission's rules on auditor independence. The Audit Committee also considers whether the Auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Registrant's business, people, culture, accounting systems, risk profile, and whether the services enhance the Registrant's ability to manage or control risks and improve audit quality. The Audit Committee has delegated authority to its Chairman to pre-approve permitted non-audit services that have not previously been approved, provided that such approval is in writing and signed by the Chairman. The Chairman will report to the Audit Committee on all such pre-approvals granted under such authority at the next regularly scheduled Audit Committee meeting. None of the services provided by the Auditor in 2005 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

3

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ J. BRIAN COLBURN J. Brian Colburn Executive Vice-President, Special Projects and Secretary

Date: March 29, 2006

4

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 29, 2006.
Exhibit 2
Registrant's Annual Report to Shareholders for the Year Ended December 31, 2005, which contains the Registrant's audited financial statements as at and for the three-year period ended December 31, 2005 and Management's Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99 to Registrant's Report on Form 6-K dated March 29, 2006).
Exhibit 3	Consent of Ernst & Young LLP.
Exhibit 99.1	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (D. Walker)
Exhibit 99.2	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (S. Wolf)
Exhibit 99.3	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (V. Galifi)
Exhibit 99.4	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (D. Walker)
Exhibit 99.5	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (S. Wolf)
Exhibit 99.6	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (V. Galifi)

5

QuickLinks

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX