Form 40-F
period 2006-12-31
MAGNA INTERNATIONAL INC
filed 2007-03-30
CIK 749098

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number 0-13942

Magna International Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English (if applicable)

Province of Ontario, Canada

(Province of other jurisdiction of incorporation or organization)

3714

(Primary Standard Industrial Classification Code number (if applicable)

Not Applicable

(I.R.S. Employer Identification Number (if applicable)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-2462

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 1633 Broadway, New York, New York 10019 (212) 664-1666

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Subordinate Voting Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☐ AuditedAnnual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

108,787,387 Class A Subordinate Voting Shares

1,092,933 Class B Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.    Yes  ☐     No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒          No  ☐

1.             ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the year ended December 31, 2006 is attached hereto as Exhibit 1 (the “Annual Information Form”).

2.                                    AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Annual Report to Shareholders for the year ended December 31, 2006 (the “Annual Shareholders’ Report”) was previously filed with the U.S. Securities and Exchange Commission (the “Commission”) as Exhibit 99 to the Registrant’s Report on Form 6-K dated March 29, 2007.  For the Registrant’s consolidated audited annual financial statements, including the independent auditors’ report relating to such financial statements, see pages 33 to 67 and page 34, respectively, of the Annual Shareholders’ Report.  See note 23 to the Registrant’s consolidated audited annual financial statements, on pages 64 to 67 of the Annual Shareholders’ Report, reconciling the important differences between Canadian and United States generally accepted accounting principles.  For the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position, see pages 6 to 32 of the Annual Shareholders’ Report.

3.             WEBSITE INFORMATION

Notwithstanding any reference to the Registrant’s website on the World Wide Web in the Annual Information Form or in the documents attached or incorporated as exhibits hereto, the information contained in the Registrant’s website, or any other site on the World Wide Web referred to in the Registrant’s website, is not a part of this annual report on Form 40-F and, therefore, is not filed with the Commission.

4.             FORWARD-LOOKING STATEMENTS

The Registrant has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make “forward-looking statements”, within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and Section 27A of the U.S. Securities Act of 1933, and related assumptions concerning its operations, economic performance and financial matters.  Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors.  Reference is made to the section entitled “Forward-Looking Statements” on page i of the Annual Information Form for a discussion of such factors.

5.             CONTROLS AND PROCEDURES

The Registrant’s Co-Chief Executive Officers and its Executive Vice-President and Chief Financial Officer are responsible for establishing and maintaining the Registrant’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) and internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act).

Disclosure Controls and Procedures

The Registrant has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2006. Based on this evaluation, the Registrant’s Co-Chief Executive Officers and its Executive Vice-President and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures are effective in providing reasonable assurance that material information relating to it (including all consolidated subsidiaries) is communicated to its senior management, including its Co-Chief Executive Officers and its Chief Financial Officer, in a timely manner to enable them to make decisions regarding the public disclosure of such information.

Internal Controls Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. Such management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Registrant’s internal control over financial reporting. As at December 31, 2006, management of the Registrant assessed the effectiveness of the Registrant’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in the Registrant’s internal control over financial reporting that have been identified by management. Ernst & Young LLP, which has audited the Registrant’s consolidated financial statements for the year ended December 31, 2006, has also issued a report on financial statements and internal controls under Auditing Standard No. 2 of the Public Companies Accounting Oversight Board (United States). This report is located on page 35 of the Annual Shareholders’ Report.

Changes in Internal Controls Over Financial Reporting

There have been no changes to the Registrant’s internal controls over financial reporting that occurred since the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

6.             AUDIT COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has a separately designated standing audit committee of its Board of Directors (the “Audit Committee”), which is currently comprised of the following members of the Registrant’s Board of Directors: Donald Resnick (Chairman), Royden R. Richardson and Lawrence D. Worrall.

The Registrant’s Board of Directors has determined that each of Mr. Resnick, the Chairman of the Audit Committee, and Mr. Worrall is an “audit committee financial expert” and that each member of the Audit Committee is “independent” and “financially literate”, as such terms are defined in the listing standards of the New York Stock Exchange and Exchange Act Rule 10A-3.

7.             CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to all of its employees, including its Co-Chief Executive Officers, its Executive Vice-President and Chief Financial Officer, its Vice-President and Controller and other persons performing similar functions.  The text of such code of ethics is contained in the Registrant’s Code of Conduct and Ethics, which is posted on the Corporate Governance section of the Registrant’s website at www.magna.com.

8.             CORPORATE GOVERNANCE

As a “foreign private issuer” listed on the New York Stock Exchange (NYSE), the Registrant is required to disclose the significant ways in which its corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. The Registrant has disclosed on its website (www.magna.com) a Statement of Significant Corporate Governance Differences (NYSE), which discloses such differences.

9.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for each of the last two fiscal years for professional services rendered by Ernst & Young LLP, the Registrant’s principal accountant (the “Auditor”), are as follows:

Type of Services	Fiscal 2006	Fiscal 2005
Audit services	$11,840,800	$6,187,900
Audit-related services	435,400	197,400
Tax services	1,214,800	1,693,200
Other services	nil	nil

The services comprising the Audit Fees category for these two fiscal years were performed by the Auditor to comply with generally accepted auditing standards (“GAAS”).  In some cases, fees in this category may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS. This category includes fees incurred in connection with the audit of our internal controls and the Auditor’s opinion on Management’s assessment of our internal controls for purposes of Section 404 of the Sarbanes-Oxley Act of 2002.

The services comprising the Audit-Related Fees category for these two fiscal years consisted of fees paid in respect of assurance and related services (e.g. due diligence), including such things as employee benefit plan audits, due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. The most significant audit-related services actually provided by the Auditor in respect of fiscal 2006 and 2005 related to benefit plan audits.

The services comprising the Tax Fees category for these two fiscal years consisted of all fees paid in respect of services performed by the Auditor’s tax professionals, except those services required in order to comply with GAAS which are included under “Audit services”. Tax services include tax compliance, tax planning and tax advice. The tax services actually provided by the Auditor in fiscal 2006 and fiscal 2005 consisted of Canadian, U.S., European and Mexican tax compliance, advisory and research services.

The category “Other Services” captures fees in respect of all services not falling under any of the previous categories.

The Audit Committee has a process for pre-approving all services provided by, and related fees to be paid to, the Auditor.  This process includes reviewing, on a quarterly basis, the details and associated costs of the services expected to be provided. Audit Committee approval is required for any services that have not been previously approved by the Audit Committee.  The Audit Committee considers whether such services are consistent with the Commission’s rules on auditor independence. The Audit Committee also considers whether the Auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Registrant’s business, people, culture, accounting systems, risk profile, and whether the services enhance the Registrant’s ability to manage or control risks and improve audit quality. None of the services provided by the Auditor in 2006 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

10.                             OFF-BALANCE SHEET ARRANGEMENTS AND TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of the Registrant’s off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, see page 22 of the Annual Shareholders’ Report, under the section entitled “Contractual Obligations and Off-Balance Sheet Financing”.

For the tabular disclosure regarding the Registrant’s known contractual obligations, with amounts aggregated by the type of contractual obligation, see page 22 of the Annual Shareholders’ Report, under the section entitled “Contractual Obligations and Off-Balance Sheet Financing”.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ J. Brian Colburn
J. Brian Colburn
Executive Vice-President, Special Projects and Secretary

Date:	March 29, 2007

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 29, 2007.

Exhibit 2

Registrant’s Annual Report to Shareholders for the Year Ended December 31, 2006, which contains the Registrant’s audited financial statements as at and for the three-year period ended December 31, 2006 and Management’s Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99 to Registrant’s Report on Form 6-K dated March 29, 2007).

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