Form 40-F
period 2007-12-31
MAGNA INTERNATIONAL INC
filed 2008-03-27
CIK 749098

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number 001-11444

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

115,788,284 Class A Subordinate Voting Shares

726,829 Class B Shares

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

The Registrant’s Annual Information Form for the year ended December 31, 2007 is attached hereto as Exhibit 1 (the “Annual Information Form”).

2.                                       AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Annual Report to Shareholders for the year ended December 31, 2007 (the “Annual Shareholders’ Report”) was previously filed with the U.S. Securities and Exchange Commission (the “Commission”) as Exhibit 99 to the Registrant’s Report on Form 6-K dated March 27, 2008.  For the Registrant’s consolidated audited annual financial statements, including the independent auditors’ report relating to such financial statements, see pages 37 to 76 and page 38, respectively, of the Annual Shareholders’ Report.  See note 26 to the Registrant’s consolidated audited annual financial statements, on pages 73 to 76 of the Annual Shareholders’ Report, reconciling the important differences between Canadian and United States generally accepted accounting principles.  For the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position, see pages 6 to 36 of the Annual Shareholders’ Report.

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

Disclosure Controls and Procedures

The Registrant maintains disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

The Registrant has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2007. Based on this evaluation, the Registrant’s Co-Chief Executive Officers and its Executive Vice-President and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures are effective in providing reasonable assurance that material information relating to it (including all consolidated subsidiaries) is communicated to its senior management, including its Co-Chief Executive Officers and its Chief Financial Officer, in a timely manner to enable them to make decisions regarding the public disclosure of such information.

Internal Controls Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. Such management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Registrant’s internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management of the Registrant assessed the effectiveness of the Registrant’s internal control over financial reporting and concluded that, as at December 31, 2007, such internal control over financial reporting is effective and that there are no material weaknesses in the Registrant’s internal control over financial reporting. Ernst & Young LLP, which has audited the Registrant’s consolidated financial statements for the year ended December 31, 2007, has also issued a report on financial statements and internal controls under Auditing Standard No. 5 of the Public Companies Accounting Oversight Board (United States). This report is located on page 39 of the Annual Shareholders’ Report.

Changes in Internal Controls Over Financial Reporting

There were no changes to the Registrant’s internal controls over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

6.                                       AUDIT COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has a separately designated standing audit committee of its Board of Directors (the “Audit Committee”), which is currently comprised of the following members of the Registrant’s Board of Directors: Donald Resnick (Chairman), Louis E. Lataif and Lawrence D. Worrall.

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

9.                                       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for each of the last two fiscal years for professional services rendered by Ernst & Young LLP, the Registrant’s principal accountant (the “Auditor”), are as follows:

Type of Services	Fiscal 2007	Fiscal 2006

Audit services	$12,232,000	$11,840,800
Audit-related services	217,000	435,400
Tax services	815,000	1,214,800
Other services	24,000	nil

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

The services comprising the Audit-Related Fees category for these two fiscal years consisted of fees paid in respect of assurance and related services (e.g. due diligence), including such things as employee benefit plan audits, due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. The most significant audit-related services actually provided by the Auditor in respect of fiscal 2007 and 2006 related to benefit plan audits.

The services comprising the Tax Fees category for these two fiscal years consisted of all fees paid in respect of services performed by the Auditor’s tax professionals, except those services required in order to comply with GAAS which are included under “Audit services”. Tax services include tax compliance, tax planning and tax advice. The tax services actually provided by the Auditor in fiscal 2007 and fiscal 2006 consisted of Canadian, U.S., European and Mexican tax compliance, advisory and research services.

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

10.                               OFF-BALANCE SHEET ARRANGEMENTS AND

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of the Registrant’s off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, see page 24 of the Annual Shareholders’ Report, under the section entitled “Contractual Obligations and Off-Balance Sheet Financing”.

For the tabular disclosure regarding the Registrant’s known contractual obligations, with amounts aggregated by the type of contractual obligation, see page 24 of the Annual Shareholders’ Report, under the section entitled “Contractual Obligations and Off-Balance Sheet Financing”.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ Bassem A. Shakeel
Bassem A. Shakeel
Senior Legal Counsel and Secretary

Date:	March 27, 2008

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 26, 2008.

Exhibit 2

Registrant’s Annual Report to Shareholders for the Year Ended December 31, 2007, which contains the Registrant’s audited financial statements as at and for the three-year period ended December 31, 2007 and Management’s Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99 to Registrant’s Report on Form 6-K dated March 27, 2008).

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