Form 40-F
period 2009-12-31
MAGNA INTERNATIONAL INC
filed 2010-03-31
CIK 749098

United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

☐                                 REGISTRATION  STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission File Number 001-11444

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

111,933,031 Class A Subordinate Voting Shares

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

Yes ☒              No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐               No ☐

1.             ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the year ended December 31, 2009 is attached hereto as Exhibit 1 (the “Annual Information Form”).

2.                                     AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Annual Report to Shareholders for the year ended December 31, 2009 (the “Annual Shareholders’ Report”) was previously filed with the U.S. Securities and Exchange Commission (the “Commission”) as Exhibit 99 to the Registrant’s Report on Form 6-K dated March 31, 2010.  For the Registrant’s consolidated audited annual financial statements, including the independent auditors’ report relating to such financial statements, see pages  38 to 78 and page 39, respectively, of the Annual Shareholders’ Report.  See note 26 to the Registrant’s consolidated audited annual financial statements, on pages 75 to 78 of the Annual Shareholders’ Report, reconciling the important differences between Canadian and United States generally accepted accounting principles.  For the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position, see pages 6 to 37 of the Annual Shareholders’ Report.

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

Disclosure Controls and Procedures

The Registrant maintains disclosure controls and procedures designed to provide reasonable, but not absolute, assurance that material information required to be disclosed in reports under the Exchange Act is communicated in a timely manner to senior management to enable them to make timely decisions regarding public disclosure of such information. The Registrant has conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2009 under the supervision, and with the participation of, its Co-Chief Executive Officers and its Executive Vice-President and Chief Financial Officer. Based on this evaluation, the Registrant’s Co-Chief Executive Officers and its Executive Vice-President and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures are effective in providing reasonable assurance that material information relating to it (including all consolidated subsidiaries) is made known to them and information required to be disclosed by the Registrant is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Internal Controls Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. Such management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Registrant’s internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Registrant’s Co-Chief Executive Officers and its Executive Vice-President and Chief Financial Officer have assessed the effectiveness of the Registrant’s internal control over financial reporting and have concluded that, as at December 31, 2009, such internal control over financial reporting is effective and that there were no material weaknesses in the Registrant’s internal control over financial reporting. Ernst & Young LLP, which has audited the Registrant’s consolidated financial statements for the year ended December 31, 2009, has also issued a report on internal controls under the auditing standards of the Public Companies Accounting Oversight Board (United States). This report is located on page 40 of the Annual Shareholders’ Report.

Changes in Internal Controls Over Financial Reporting

There were no changes to the Registrant’s internal controls over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

9.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for each of the last two fiscal years for professional services rendered by Ernst & Young LLP, the Registrant’s principal accountant (the “Auditor”), are as follows:

	Fiscal 2009		Fiscal 2008
Type of Services	Fees	% of Total	Fees	% of Total
Audit Services	$10,122,000	78.5%	$9,131,000	93.9%
Audit-Related Services	2,411,000	18.7%	146,000	1.5%
Tax Services	366,000	2.8%	410,000	4.2%
Other Services	2,000	0.0%	34,000	0.4%
Total	$12,901,000	100%	$9,721,000	100%

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

The services comprising the “Audit-Related Services” category for these two fiscal years consisted of fees paid in respect of assurance and related services (e.g. due diligence), including such things as employee benefit plan audits, due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. The most significant audit-related services actually provided by the Auditor in respect of fiscal 2009 and 2008, respectively, were: (a) due diligence in connection with acquisitions; and (b) benefit plan audits.

The services comprising the “Tax Services” category for these two fiscal years consisted of all fees paid in respect of services performed by the Auditor’s tax professionals, except those services required in order to comply with GAAS which are included under “Audit services”. Tax services include tax compliance, tax planning and tax advice. The tax services actually provided by the Auditor in fiscal 2009 and fiscal 2008 consisted of Canadian, U.S., European and Mexican tax compliance, advisory and research services.

The category “Other Services” captures fees in respect of all services not falling under any of the previous categories.

The Audit Committee has a process for pre-approving all services provided by, and related fees to be paid to, the Auditor.  This process includes reviewing, on a quarterly basis, the details and associated costs of the services expected to be provided. Audit Committee approval is required for any services that have not been previously approved by the Audit Committee.  The Audit Committee considers whether such services are consistent with the Commission’s rules on auditor independence. The Audit Committee also considers whether the Auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Registrant’s business, people, culture, accounting systems, risk profile, and whether the services enhance the Registrant’s ability to manage or control risks and improve audit quality. None of the services provided by the Auditor in 2009 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ Bassem A. Shakeel
Bassem A. Shakeel
Vice-President and Secretary

Date:	March 31, 2010

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 29, 2010.

Exhibit 2

Registrant’s Annual Report to Shareholders for the Year Ended December 31, 2009, which contains the Registrant’s audited financial statements as at and for the three-year period ended December 31, 2009 and Management’s Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99 to Registrant’s Report on Form 6-K dated March 31, 2010).

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