Form 40-F
period 2010-12-31
MAGNA INTERNATIONAL INC
filed 2011-03-31
CIK 749098

United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

☐                                 REGISTRATION  STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File Number 001-11444

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual Information Form	☐	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

242,771,789 Common Shares

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

The Registrant’s Annual Information Form for the year ended December 31, 2010 is attached hereto as Exhibit 1 (the “Annual Information Form”).

2.            AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Annual Report to Shareholders for the year ended December 31, 2010 (the “Annual Shareholders’ Report”) was previously filed with the U.S. Securities and Exchange Commission (the “Commission”) as Exhibit 99 to the Registrant’s Report on Form 6-K dated March 31, 2011.  For the Registrant’s consolidated audited annual financial statements, including the independent auditors’ report relating to such financial statements, see pages 41 to 85 and page 42, respectively, of the Annual Shareholders’ Report.  See note 28 to the Registrant’s consolidated audited annual financial statements, on pages 79 to 85 of the Annual Shareholders’ Report, reconciling the important differences between Canadian and United States generally accepted accounting principles.  For the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position, see pages 8 to 40 of the Annual Shareholders’ Report.

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

5.             CONTROLS AND PROCEDURES

The Registrant’s Chief Executive Officer and its Executive Vice-President and Chief Financial Officer are responsible for establishing and maintaining the Registrant’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) and internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act).

Disclosure Controls and Procedures

The Registrant maintains disclosure controls and procedures designed to provide reasonable, but not absolute, assurance that material information required to be disclosed in reports under the Exchange Act is communicated in a timely manner to senior management to enable them to make timely decisions regarding public disclosure of such information. The Registrant has conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2010 under the supervision, and with the participation of, its Chief Executive Officer and its Executive Vice-President and Chief Financial Officer. Based on this evaluation, the Registrant’s Chief Executive Officer and its Executive Vice-President and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures are effective in providing reasonable assurance that material information relating to it (including all consolidated subsidiaries) is made known to them and information required to be disclosed by the Registrant is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Internal Controls Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. Such management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Registrant’s internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Registrant’s Chief Executive Officer and its Executive Vice-President and Chief Financial Officer have assessed the effectiveness of the Registrant’s internal control over financial reporting and have concluded that, as at December 31, 2010, such internal control over financial reporting is effective and that there were no material weaknesses in the Registrant’s internal control over financial reporting. Ernst & Young LLP, which has audited the Registrant’s consolidated financial statements for the year ended December 31, 2010, has also issued a report on internal controls under the auditing standards of the Public Companies Accounting Oversight Board (United States). This report is located on page 43 of the Annual Shareholders’ Report.

Changes in Internal Controls Over Financial Reporting

There were no changes to the Registrant’s internal controls over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

6.             AUDIT COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has a separately designated standing audit committee of its Board of Directors (the “Audit Committee”), which is currently comprised of the following members of the Registrant’s Board of Directors: Donald Resnick (Chairman), Hon. J. Trevor Eyton, Louis E. Lataif and Lawrence D. Worrall.

The Registrant’s Board of Directors has determined that each of Mr. Resnick, the Chairman of the Audit Committee, and Mr. Worrall is an “audit committee financial expert” and that each member of the Audit Committee is “independent” and “financially literate”, as such terms are defined in the listing standards of the New York Stock Exchange and Exchange Act Rule 10A-3.

7.             CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to all of its employees, including its Chief Executive Officer, its Executive Vice-President and Chief Financial Officer, its Vice-President, Finance and its Controller and other persons performing similar functions.  The text of such code of ethics is contained in the Registrant’s Code of Conduct and Ethics, which is posted on the Corporate Governance section of the Registrant’s website at www.magna.com.

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

9.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for each of the last two fiscal years for professional services rendered by Ernst & Young LLP, the Registrant’s principal accountant (the “Auditor”), are as follows:

Type of Services	Fiscal 2010		Fiscal 2009
	Fees	% of Total	Fees	% of Total

Audit Services	$11,229,000	88.4%	$10,122,000	78.5%
Audit-Related Services	1, 047,000	8.2%	2,411,000	18.7%
Tax Services	404,000	3.2%	366,000	2.8%
Other Services	21,000	0.2%	2,000	0.0%
Total	$ 12,701,000	100%	$12,901,000	100%

The services comprising the “Audit Services” category for these two fiscal years were performed by the Auditor to comply with generally accepted auditing standards (“GAAS”).  In some cases, fees in this category may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS. This category includes fees incurred in connection with the audit of our internal controls and the Auditor’s opinion on Management’s assessment of our internal control over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act of 2002.

The services comprising the “Audit-Related Services” category for these two fiscal years consisted of fees paid in respect of assurance and related services (e.g. due diligence), including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. The most significant audit-related services actually provided by the Auditor in each of fiscal 2010 and fiscal 2009 related to (a) due diligence in connection with acquisitions; and (b) consultation concerning financial reporting standards.

The services comprising the “Tax Services” category for these two fiscal years consisted of all fees paid in respect of services performed by the Auditor’s tax professionals, except those services required in order to comply with GAAS which are included under “Audit services”. Tax services include tax compliance, tax planning and tax advice. The tax services actually provided by the Auditor in fiscal 2010 and fiscal 2009 consisted of Canadian, U.S., European and Mexican tax compliance, advisory and research services.

The category “Other Services” captures fees in respect of all services not falling under any of the previous categories.

The Audit Committee has a process for pre-approving all services provided by, and related fees to be paid to, the Auditor.  This process includes reviewing, on a quarterly basis, the details and associated costs of the services expected to be provided. Audit Committee approval is required for any services that have not been previously approved by the Audit Committee.  The Audit Committee considers whether such services are consistent with the Commission’s rules on auditor independence. The Audit Committee also considers whether the Auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Registrant’s business, people, culture, accounting systems, risk profile, and whether the services enhance the Registrant’s ability to manage or control risks and improve audit quality. None of the services provided by the Auditor in 2010 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

10.                                 OFF-BALANCE SHEET ARRANGEMENTS AND TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of the Registrant’s off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, see page 27 of the Annual Shareholders’ Report, under the section entitled “Contractual Obligations and Off Balance Sheet Financing”.

For the tabular disclosure regarding the Registrant’s known contractual obligations, with amounts aggregated by the type of contractual obligation, see page 27 of the Annual Shareholders’ Report, under the section entitled “Contractual Obligations and Off Balance Sheet Financing”.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ “Bassem A. Shakeel”
Bassem A. Shakeel
Vice-President and Secretary

Date:	March 31, 2011

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 30, 2011.

Exhibit 2

Registrant’s Annual Report to Shareholders for the Year Ended December 31, 2010, which contains the Registrant’s audited financial statements as at and for the three-year period ended December 31, 2010 and Management’s Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99 to Registrant’s Report on Form 6-K dated March 31, 2011).

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