Form 40-F/A
MAGNA INTERNATIONAL INC
filed 2011-03-31
CIK 749098

United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F/A

AMENDMENT NO. 1

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

Indicate by check mark whether the Registrant by filing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  Yes  ☐  No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  Yes  ☐  No  ☐

EXPLANATORY NOTE

The Registrant is filing this Form 40-F/A as an amendment to the registrant’s Annual Report on Form 40-F dated March 31, 2011 (“Form 40-F”) as filed with the Securities and Exchange Commission on March 31, 2011, in order to replace the Consent of Independent Registered Public Accounting Firm Exhibit 3 originally filed, with the more fulsome form attached hereto as Exhibit 3.  No other changes have been made to the Form 40-F.

Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update, or restate the information in any Item of the Form 40-F.  All filed exhibits other than Exhibit 3 to the Form 40-F remain correct and complete.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ “Bassem A. Shakeel”
Bassem A. Shakeel
Vice-President and Secretary

Date:	March 31, 2011

EXHIBIT INDEX

Exhibit 3	Consent of Ernst & Young LLP.