Form 40-F
period 2013-12-31
MAGNA INTERNATIONAL INC
filed 2014-03-28
CIK 749098

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission File Number 001-11444

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 221,151,704 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☒    No  ☐

1.	ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the year ended December 31, 2013 is attached hereto as Exhibit 1 (the “Annual Information Form”).

2.	AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Annual Report to Shareholders for the year ended December 31, 2013 (the “Annual Shareholders’ Report”) was previously filed with the U.S. Securities and Exchange Commission (the “Commission”) as Exhibit 99.1 to the Registrant’s Report on Form 6-K dated March 28, 2014. For the Registrant’s consolidated audited annual financial statements, including the independent auditors’ report relating to such financial statements, see pages 34 to 73 and page 34, respectively, of the Annual Shareholders’ Report. For the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position, see pages 1 to 32 of the Annual Shareholders’ Report.

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

Disclosure Controls and Procedures

The Registrant maintains disclosure controls and procedures designed to provide reasonable, but not absolute, assurance that material information required to be disclosed in reports under the Exchange Act is communicated in a timely manner to senior management to enable them to make timely decisions regarding public disclosure of such information. The Registrant has conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2013 under the supervision, and with the participation of, its Chief Executive Officer and its Executive Vice-President and Chief Financial Officer. Based on this evaluation, the Registrant’s Chief Executive Officer and its Executive Vice-President and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures are effective in providing reasonable assurance that material information relating to it (including all consolidated subsidiaries) is made known to them and information required to be disclosed by the Registrant is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Internal Controls Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. Such management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992) framework to evaluate the effectiveness of the Registrant’s internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Registrant’s Chief Executive Officer and its Executive Vice-President and Chief Financial Officer have assessed the effectiveness of the Registrant’s internal control over financial reporting and have concluded that, as at December 31, 2013, such internal control over financial reporting is effective and that there were no material weaknesses in the Registrant’s internal control over financial reporting. Ernst & Young LLP, who audited the Registrant’s consolidated financial statements for the year ended December 31, 2013, also issued a report on internal controls under the auditing standards of the Public Companies Accounting Oversight Board (United States). This report is located on page 35 of the Annual Shareholders’ Report.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

6.	AUDIT COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has a separately designated standing audit committee of its Board of Directors (the “Audit Committee”), which is currently comprised of the following members of the Registrant’s Board of Directors: Lawrence D. Worrall (Chair), Scott B. Bonham, Peter G. Bowie and Dr. Kurt J. Lauk.

The Registrant’s Board of Directors has determined that each of Mr. Worrall, the Chair of the Audit Committee, and Messrs. Bonham, Bowie and Lauk, is an “audit committee financial expert” and that each member of the Audit Committee is “independent” and “financially literate”, as such terms are defined in the listing standards of the New York Stock Exchange and Exchange Act Rule 10A-3.

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

The aggregate fees for each of the last two fiscal years for professional services rendered by Ernst & Young LLP, the Registrant’s principal accountant (the “Auditor”), are as follows:

Type of Services	Fiscal 2013		Fiscal 2012
	Fees	% of Total	Fees	% of Total
Audit	13,719,000	93.0%	13,879,000	91.5%
Audit-Related	248,000	1.7%	469,000	3.1%
Tax	779,000	5.3%	819,000	5.4%
Other Permitted	0	0	0	0

Total	14,746,000	100%	15,167,000	100%

The services comprising the “Audit Services” category for these two fiscal years were performed by the Auditor to comply with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), including integrated audit of the consolidated financial statements, quarterly reviews and statutory audits of foreign subsidiaries. In some cases, fees in this category may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with the standards of the PCAOB. This category includes fees incurred in connection with the audit of our internal controls and the Auditor’s opinion on Management’s assessment of our internal control over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act of 2002.

The services comprising the “Audit-Related Services” category for these two fiscal years consisted of fees paid in respect of assurance and related services, including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. Audit-related services actually provided by the Auditor in each of fiscal 2013 and fiscal 2012 related to (a) assurance services; (b) due diligence in connection with acquisitions; (c) specific procedures related to government subsidies; (d) IT systems audit; (e) employee benefit plan audits and consultations; and (f) training concerning financial reporting standards.

The services comprising the “Tax Services” category for these two fiscal years consisted of all fees paid in respect of services performed by the Auditor’s tax professionals, except those services required in order to comply with the standards of the PCAOB which are included under “Audit services”. Tax services include tax compliance, tax planning and tax advice. The tax services actually provided by the Auditor in fiscal 2013 and fiscal 2012 consisted of domestic and international tax advisory, compliance and research services and transfer pricing advisory services.

The category “Other Permitted Services” captures fees in respect of all permitted services not falling under any of the previous categories.

The Audit Committee has a process for pre-approving all services provided by, and related fees to be paid to, the Auditor. This process includes reviewing, on a quarterly basis, the details and associated costs of the services expected to be provided. Audit Committee approval is required for any services that have not been previously approved by the Audit Committee. The Audit Committee considers whether such services are consistent with the Commission’s rules on auditor independence. The Audit Committee also considers whether the Auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Registrant’s business, people, culture, accounting systems, risk profile, and whether the services enhance the Registrant’s ability to manage or control risks and improve audit quality. None of the services provided by the Auditor in 2013 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

For the tabular disclosure regarding the Registrant’s known contractual obligations, with amounts aggregated by the type of contractual obligation, see page 19 of the Annual Shareholders’ Report, under the section entitled “Contractual Obligations and Off Balance Sheet Financing”.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ Bassem A. Shakeel
Bassem A. Shakeel
Vice-President and Corporate Secretary

Date:	March 28, 2014

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 26, 2014.

Exhibit 2	Registrant’s Annual Report to Shareholders for the Year Ended December 31, 2013, which contains the Registrant’s audited financial statements as at and for the three-year period ended December 31, 2013 and Management’s Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99.1 to Registrant’s Report on Form 6-K dated March 28, 2014).

Exhibit 3	Consent of Ernst & Young LLP.

Exhibit 99.1	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (D. Walker)

Exhibit 99.2	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (V. Galifi)

Exhibit 99.3	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (D. Walker)

Exhibit 99.4	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (V. Galifi)

Exhibit 101	Interactive Data File.