Form 40-F
period 2014-12-31
MAGNA INTERNATIONAL INC
filed 2015-03-27
CIK 749098

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014	Commission File Number 001-11444

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 205,162,635 Common Shares.

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

The Registrant’s Annual Information Form for the year ended December 31, 2014 is attached hereto as Exhibit 1 (the “Annual Information Form”).

2.	AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Annual Report to Shareholders for the year ended December 31, 2014 (the “Annual Shareholders’ Report”) was previously filed with the U.S. Securities and Exchange Commission (the “Commission”) as Exhibit 99.1 to the Registrant’s Report on Form 6-K dated March 27, 2015. For the Registrant’s consolidated audited annual financial statements, including the reports of Independent Registered Public Accounting Firm (Deloitte LLP for the fiscal year ended December 31, 2014 and Ernst and Young for the fiscal years ended December 31, 2013 and 2012) relating to such financial statements, see pages 33 to 70 and pages 33 and 35, respectively, of the Annual Shareholders’ Report. For the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position, see pages 1 to 31 of the Annual Shareholders’ Report.

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

Disclosure Controls and Procedures

The Registrant maintains disclosure controls and procedures designed to provide reasonable, but not absolute, assurance that material information required to be disclosed in reports under the Exchange Act is communicated in a timely manner to senior management to enable them to make timely decisions regarding public disclosure of such information. The Registrant has conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2014 under the supervision, and with the participation of, its Chief Executive Officer and its Executive Vice-President and Chief Financial Officer. Based on this evaluation, the Registrant’s Chief Executive Officer and its Executive Vice-President and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures are effective in providing reasonable assurance that material information relating to it (including all consolidated subsidiaries) is made known to them and information required to be disclosed by the Registrant is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Internal Controls Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. Such management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992) framework to evaluate the effectiveness of the Registrant’s internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Registrant’s Chief Executive Officer and its Executive Vice-President and Chief Financial Officer have assessed the effectiveness of the Registrant’s internal control over financial reporting and have concluded that, as at December 31, 2014, such internal control over financial reporting is effective and that there were no material weaknesses in the Registrant’s internal control over financial reporting. Deloitte LLP, who audited the Registrant’s consolidated financial statements for the year ended December 31, 2014, also issued a report on internal controls under the auditing standards of the Public Companies Accounting Oversight Board (United States). This report is located on page 35 of the Annual Shareholders’ Report.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The tables below show the fees for each of the last two fiscal years for professional services rendered by our current principal accountant, Deloitte LLP (the “2014 Auditor”) for the fiscal year ended December 31, 2014, and our previous principal accountant, Ernst & Young LLP (the “2013 Auditor”) for the fiscal year ended December 31, 2013.

2014 Auditor

Type of Services	Fiscal 2014
	Fees	% of Total
Audit	11,500,000	90.7%
Audit-Related	99,000	0.8%
Tax	1,075,000	8.5%
Other Permitted	4,000	0.0%

Total	12,678,000	100%

The services comprising the “Audit Services” category for the fiscal 2014 year was performed by the 2014 Auditor to comply with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), including integrated audit of the consolidated financial statements, quarterly reviews and statutory audits of foreign subsidiaries. In some cases, fees in this category may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with the standards of the PCAOB. This category includes fees incurred in connection with the audit of our internal controls and the 2014 Auditor’s opinion on Management’s assessment of our internal control over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act of 2002.

The services comprising the “Audit-Related Services” category consisted of fees paid in respect of assurance and related services, including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. Audit-related services actually provided by the 2014 Auditor in fiscal 2014 related to (a) assurance services and (b) procedures related to issuance of a comfort letter for prospectus supplement.

The services comprising the “Tax Services” category consisted of all fees paid in respect of services performed by the 2014 Auditor’s tax professionals, except those services required in order to comply with the standards of the PCAOB which are included under “Audit services”. Tax services include tax compliance, tax planning and tax advice. The tax services actually provided by the 2014 Auditor in fiscal 2014 consisted of domestic and international tax advisory, compliance and research services and transfer pricing advisory services.

The category “Other Permitted Services” captures fees in respect of all permitted services not falling under any of the previous categories.

The Audit Committee has a process for pre-approving all services provided by, and related fees to be paid its Auditor. This process includes reviewing, on a quarterly basis, the details and associated costs of the services expected to be provided. Audit Committee approval is required for any services that have not been previously approved by the Audit Committee. The Audit Committee considers whether such services are consistent with the Commission’s rules on auditor independence. The Audit Committee also considers whether its Auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Registrant’s business, people, culture, accounting systems, risk profile, and whether the services enhance the Registrant’s ability to manage or control risks and improve audit quality. None of the services provided by the 2014 Auditor in 2014 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

2013 Audit

Type of Services	Fiscal 2013
	Fees	% of Total
Audit	13,719,000	93.00%
Audit-Related	248,000	1.7%
Tax	779,000	5.3%
Other Permitted	0	0%

Total	14,746,000	100

The services comprising the “Audit Services” category for the fiscal 2013 year were performed by the 2013 Auditor to comply with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), including integrated audit of the consolidated financial statements, quarterly reviews and statutory audits of foreign subsidiaries. In some cases, fees in this category may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with the standards of the PCAOB. This category includes fees incurred in connection with the audit of our internal controls and the Auditor’s opinion on Management’s assessment of our internal control over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act of 2002.

The services comprising the “Audit-Related Services” category for the fiscal 2013 year consisted of fees paid in respect of assurance and related services, including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. Audit-related services actually provided by the Auditor in fiscal 2013 related to (a) assurance services; (b) due diligence in connection with acquisitions; (c) specific procedures related to government subsidies; (d) IT systems audit; (e) employee benefit plan audits and consultations; and (f) training concerning financial reporting standards.

The services comprising the “Tax Services” category for the fiscal 2013 year consisted of all fees paid in respect of services performed by the Auditor’s tax professionals, except those services required in order to comply with the standards of the PCAOB which are included under “Audit services”. Tax services include tax compliance, tax planning and tax advice. The tax services actually provided by the Auditor in fiscal 2013 consisted of domestic and international tax advisory, compliance and research services and transfer pricing advisory services.

The category “Other Permitted Services” captures fees in respect of all permitted services not falling under any of the previous categories.

10.	OFF-BALANCE SHEET ARRANGEMENTS AND TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of the Registrant’s off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, see page 19 of the Annual Shareholders’ Report, under the section entitled “Contractual Obligations and Off Balance Sheet Financing”.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ “Bassem Shakeel”
Bassem A. Shakeel
Vice-President and Corporate Secretary

Date:	March 27, 2015

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 27, 2015.

Exhibit 2	Registrant’s Annual Report to Shareholders for the Year Ended December 31, 2014, which contains the Registrant’s audited financial statements as at and for the three-year period ended December 31, 2014 and Management’s Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99.1 to Registrant’s Report on Form 6-K dated March 27, 2015).

Exhibit 3	Consent of Deloitte LLP.

Exhibit 4	Consent of Ernst & Young LLP.

Exhibit 99.1	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (D. Walker).

Exhibit 99.2	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (V. Galifi).

Exhibit 99.3	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (D. Walker).

Exhibit 99.4	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (V. Galifi).

Exhibit 101	Interactive Data File.