Form 40-F
period 2015-12-31
MAGNA INTERNATIONAL INC
filed 2016-03-29
CIK 749098

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015	Commission File Number 001-11444

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 402,264,201 Common Shares.

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

The Registrant’s Annual Information Form for the year ended December 31, 2015 is attached hereto as Exhibit 1 (the “Annual Information Form”).

2.	AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Annual Report to Shareholders for the year ended December 31, 2015 (the “Annual Shareholders’ Report”) was previously filed with the U.S. Securities and Exchange Commission (the “Commission”) as Exhibit 99.1 to the Registrant’s Report on Form 6-K dated March 28, 2016. For the Registrant’s consolidated audited annual financial statements, including the report of Independent Registered Public Accounting Firm Deloitte LLP for the fiscal years ended December 31, 2015 and December 31, 2014 relating to such financial statements, see pages 27 to 61 and pages 25 and 26, respectively, of the Annual Shareholders’ Report. For the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position, see pages 1 to 24 of the Annual Shareholders’ Report.

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

Disclosure Controls and Procedures

The Registrant maintains disclosure controls and procedures designed to provide reasonable, but not absolute, assurance that material information required to be disclosed in reports under the Exchange Act is communicated in a timely manner to senior management to enable them to make timely decisions regarding public disclosure of such information. The Registrant has conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2015 under the supervision, and with the participation of, its Chief Executive Officer and its Executive Vice-President and Chief Financial Officer. Based on this evaluation, the Registrant’s Chief Executive Officer and its Executive Vice-President and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures are effective in providing reasonable assurance that material information relating to it (including all consolidated subsidiaries) is made known to them and information required to be disclosed by the Registrant is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Internal Controls Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. Such management has used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Registrant’s internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Registrant’s Chief Executive Officer and its Executive Vice-President and Chief Financial Officer have assessed the effectiveness of the Registrant’s internal control over financial reporting and have concluded that, as at December 31, 2015, such internal control over financial reporting is effective and that there were no material weaknesses in the Registrant’s internal control over financial reporting. Deloitte LLP, who audited the Registrant’s consolidated financial statements for the year ended December 31, 2015, also issued a report on internal controls under the auditing standards of the Public Companies Accounting Oversight Board (United States). This report is located on page 26 of the Annual Shareholders’ Report.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The Registrant has adopted a code of ethics that applies to all of its employees, including its Chief Executive Officer, its Executive Vice-President and Chief Financial Officer, its Controller and other persons performing similar functions. The text of such code of ethics is contained in the Registrant’s Code of Conduct and Ethics, which is posted on the Corporate Governance section of the Registrant’s website at www.magna.com.

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

The tables below show the fees for each of the last two fiscal years for professional services rendered by our principal accountant, Deloitte LLP for the fiscal years ended December 31, 2015 and December 31, 2014.

	Fiscal 2015		Fiscal 2014
Type of Services	Fees	% of Total	Fees	% of Total
Audit Fees	10,016,000	78%	12,159,000	91%
Audit-Related Fees	1,726,000	13%	99,000	1%
Tax Fees	1,044,000	8%	1,075,000	8%
All Other Fees	49,000	<1%	4,000	<1%

Total	12,835,000	100.00%	13,337,000	100.00%

Services provided by an external auditor fall into one of the following categories:

The services comprising the “Audit Fees” category for each of the last two fiscal years were performed by the Auditor to comply with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), including integrated audit of the consolidated financial statements, quarterly reviews and statutory audits of foreign subsidiaries. In some cases, fees in this category may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with the standards of the PCAOB. This category includes fees incurred in connection with the audit of our internal controls and the Auditor’s opinion on Management’s assessment of our internal control over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act of 2002.

The services comprising the “Audit-Related Fees” category for these two fiscal years consisted of fees paid in respect of assurance and related services, including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. Audit-related services actually provided by the Auditor in each of fiscal 2015 and fiscal 2014 related to (a) assurance services and procedures related to the audit of carve-out financial statements for Magna’s interiors business, (b) issuance of comfort letters for prospectus supplements (c) assessments in connection with COSO 2013 Internal Controls Integrated Framework; and (d) specific procedures related to government subsidies.

The services comprising the “Tax Fees” category for these two fiscal years consisted of all fees paid in respect of tax compliance, planning and advisory services performed by the Auditor’s tax professionals, except those services required in order to comply with the standards of the PCAOB which are included under “Audit Services”. The tax services actually provided by the Auditor in fiscal 2015 and fiscal 2014 consisted of: domestic and international tax advisory, compliance and research services, as well as transfer pricing advisory services.

The category “All Other Fees” captures fees in respect of all permitted services not falling under any of the previous categories.

The Audit Committee has a process for pre-approving all services provided by, and related fees to be paid to, the Auditor. This process includes reviewing, on a quarterly basis, the details and associated costs of the services expected to be provided. Audit Committee approval is required for any services that have not been previously approved by the Audit Committee. The Audit Committee considers whether such services are consistent with the Commission’s rules on auditor independence. The Audit Committee also considers whether the Auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Registrant’s business, people, culture, accounting systems, risk profile, and whether the services enhance the Registrant’s ability to manage or control risks and improve audit quality. None of the services provided by the Auditor in 2015 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

10.	OFF-BALANCE SHEET ARRANGEMENTS AND TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of the Registrant’s off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, see page 18 of the Annual Shareholders’ Report, under the section entitled “Contractual Obligations and Off Balance Sheet Financing”.

For the tabular disclosure regarding the Registrant’s known contractual obligations, with amounts aggregated by the type of contractual obligation, see page 18 of the Annual Shareholders’ Report, under the section entitled “Contractual Obligations and Off Balance Sheet Financing”.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ “Bassem Shakeel”
Bassem A. Shakeel
Vice-President and Corporate Secretary

Date:	March 28, 2016

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 28 2016.

Exhibit 2

Registrant’s Annual Report to Shareholders for the Year Ended December 31, 2015, which contains the Registrant’s audited financial statements as at and for the two-year period ended December 31, 2015 and Management’s Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99.1 to Registrant’s Report on Form 6-K dated March 28, 2016).

Exhibit 3	Consent of Deloitte LLP.

Exhibit 99.1	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (D. Walker).

Exhibit 99.2	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (V. Galifi).

Exhibit 99.3	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (D. Walker).

Exhibit 99.4	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (V. Galifi).

Exhibit 101	Interactive Data File.