Form 40-F/A
period 2015-12-31
MAGNA INTERNATIONAL INC
filed 2016-08-09
CIK 749098

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

☐	Annual Information Form	☒	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 402,264,201 Common Shares.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  Yes ☒  No ☐

Explanatory Note

The Registrant is filing this Form 40-F/A to the Registrant’s Annual Report on Form 40-F, dated March 28, 2016 (the “Form 40-F”) for the sole purpose of correcting two typographical errors in Exhibit 99.4 and adding the location at which the Reports of Independent Registered Public Accounting Firm were issued in Exhibit 99.5 (originally Exhibit 99.1 to Registrant’s Report on Form 6-K dated March 28, 2016.)

Exhibit 99.4

In item 1 of the Certificate of Principal Financial Officer, the fiscal year ending “December 31, 2014” is changed to “December 31, 2015” and the date of the certificate is changed from “28th day of March, 2015” to “28th day of March, 2016”.

Exhibit 99.5

The location “Toronto, Canada” was inserted in:

1.	The Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Magna International Inc. on the Financial Statements; and

2.	The Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Magna International Inc. on Internal Control over Financial Reporting.

The audited consolidated financial statements of the Registrant for the years ended December 31, 2015 and 2014 included as part of Exhibit 99.5 accompany the filing of such amended Reports and are included in this Form 40-F/A solely for this purpose.

Except as described above, no other changes have been made to the Form 40-F/A does not modify, amend or update in any way the financial or other information set forth in the Form 40-F and does not reflect any events that have occurred subsequent to March 28, 2016, the filing date of the Form 40-F. Accordingly this Form 40-F/A should be read in conjunction with the Form 40-F and the Registrant’s subsequent filings made and documents furnished to the Securities and Exchange Commission since March 28, 2016.

2

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report on Form 40-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ “Bassem Shakeel”
Bassem A. Shakeel
Vice-President and Corporate Secretary

Date:	August 9, 2016

3

EXHIBIT INDEX

Exhibit 1*	Annual Information Form of the Registrant dated March 28, 2016.

Exhibit 2*

Registrant’s Annual Report to Shareholders for the Year Ended December 31, 2015, which contains the Registrant’s audited financial statements as at and for the two-year period ended December 31, 2015 and Management’s Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99.1 to Registrant’s Report on Form 6-K dated March 28, 2016).

Exhibit 3**	Consent of Deloitte LLP.

Exhibit 99.1*	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (D. Walker).

Exhibit 99.2*	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (V. Galifi).

Exhibit 99.3*	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (D. Walker).

Exhibit 99.4**	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (V. Galifi).

Exhibit 99.5**	Audited consolidated financial statements of the Registrant for the year ended December 31, 2015 including the Reports of Independent Public Registered Accounting Firm with respect thereto.

Exhibit 101*	Interactive Data File.

* Previously filed with the Securities and Exchange Commission

** Filed herewith

4