Form 40-F/A
period 2015-12-31
MAGNA INTERNATIONAL INC
filed 2016-09-08
CIK 749098

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 2)

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

The Registrant is filing this Amendment No. 2 on Form 40-F/A (“Amendment No. 2”) to the Registrant’s Annual Report on Form 40-F, dated March 28, 2016 (the “Form 40-F”) for the fiscal year ended December 31, 2015, originally filed with the Securities and Exchange Commission on March 28, 2016, to include new certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

The audited consolidated financial statements of the Registrant for the years ended December 31, 2015 and 2014 included as part of Exhibit 99.5 accompany the filing of such new certifications and are included in this Form 40-F/A solely for this purpose and remain unchanged.

Except as described above or in Amendment No. 1 to the Form 40-F (“Amendment No. 1”) filed by the Registrant on August 9, 2016, no other changes have been made to the Form 40-F, and this Form 40-F/A does not modify, amend or update in any way the financial or other information set forth in the Form 40-F and does not reflect any events that have occurred subsequent to March 28, 2016, the filing date of the Form 40-F. Accordingly this Form 40-F/A should be read in conjunction with the Form 40-F, Amendment No. 1 and the Registrant’s subsequent filings made and documents furnished to the Securities and Exchange Commission since March 28, 2016.

2

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 2 to the Annual Report on Form 40-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:	MAGNA INTERNATIONAL INC.

/s/“Bassem Shakeel”
By (Signature and Title):
Bassem A. Shakeel
Vice-President and Corporate Secretary

Date:	September 8, 2016

3

EXHIBIT INDEX

Exhibit 1*	Annual Information Form of the Registrant dated March 28, 2016.

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

Exhibit 3**	Consent of Deloitte LLP.

Exhibit 99.1**	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (D. Walker).

Exhibit 99.2**	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (V. Galifi).

Exhibit 99.3**	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (D. Walker).

Exhibit 99.4**	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (V. Galifi).

Exhibit 99.5**	Audited consolidated financial statements of the Registrant for the year ended December 31, 2015 including the Reports of Independent Public Registered Accounting Firm with respect thereto.

Exhibit 101*	Interactive Data File.

*   Previously filed with the Securities and Exchange Commission

** Filed herewith

4