Form 40-F
period 2016-12-31
MAGNA INTERNATIONAL INC
filed 2017-03-30
CIK 749098

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016	Commission File Number 001-11444

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 382,552,522 Common Shares.

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

The Registrant’s Annual Information Form for the year ended December 31, 2016 is attached hereto as Exhibit 1 (the “Annual Information Form”).

2.	AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Annual Report to Shareholders for the year ended December 31, 2016 (the “Annual Shareholders’ Report”) was previously filed with the U.S. Securities and Exchange Commission (the “Commission”) as Exhibit 99.1 to the Registrant’s Report on Form 6-K dated March 28, 2017. For the Registrant’s consolidated audited annual financial statements, including the report of Independent Registered Public Accounting Firm Deloitte LLP, for the fiscal years ended December 31, 2016 and December 31, 2015 relating to such financial statements, see pages 27 to 61 and pages 25 and 26, respectively, of the Annual Shareholders’ Report. For the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position, see pages 1 to 24 of the Annual Shareholders’ Report.

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

The Registrant has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make “forward-looking statements”, within the meaning of Section 21E of the Exchange Act and Section 27A of the U.S. Securities Act of 1933, and related assumptions concerning its operations, economic performance and financial matters. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled “Forward-Looking Statements” on page 2 of the Annual Information Form for a discussion of such factors.

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

Disclosure Controls and Procedures

The Registrant maintains disclosure controls and procedures designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. The Registrant has conducted an evaluation of its disclosure controls and procedures as of December 31, 2016 under the supervision, and with the participation of, its Chief Executive Officer and its Chief Financial Officer. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective as of December 31, 2016.

Internal Control Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Registrant’s management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. On January 4, 2016, the Registrant completed the acquisition of the Getrag Group of Companies (“Getrag”). As permitted by securities rules and regulations, the Registrant excluded Getrag from its evaluation of internal control over financial reporting as of December 31, 2016. The excluded Getrag assets constituted 7% of the Registrant’s total assets as of December 31, 2016. Overall, Getrag constituted 6% of sales and 2% of net income of the Registrant for the year ended December 31, 2016. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the internal control over financial reporting and concluded that, as at December 31, 2016, such internal control over financial reporting is effective. The Company’s internal control over financial reporting as of December 31, 2016 has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm who also audited the Company’s consolidated financial statements for the year ended December 31, 2016. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. This report precedes the Registrant’s audited consolidated financial statements for the year ended December 31, 2016, and is located on page 26 of the Annual Shareholders’ Report.

Changes in Internal Controls Over Financial Reporting

Other than the addition of Getrag’s operations to the Registrant’s internal control over financial reporting, there have been no changes in the Registrant’s internal controls over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting. The Registrant is currently integrating Getrag into its operations, compliance programs and internal control process. As permitted by the securities rules and regulations, the Registrant has excluded Getrag from management’s evaluation of internal control over financial reporting as of December 31, 2016.

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

The tables below show the fees for each of the last two fiscal years for professional services rendered by our principal accountant, Deloitte LLP for the fiscal years ended December 31, 2016 and December 31, 2015.

	Fiscal 2016		Fiscal 2015
Type of Services	Fees	% of Total	Fees	% of Total
Audit Fees	11,659,000	91%	10,016,000	78%
Audit-Related Fees	85,000	1%	1,726,000	13%
Tax Fees	769,000	6%	1,044,000	8%
All Other Fees	283,000	2%	49,000	<1%
Total	12,796,000	100.00%	12,835,000	100.00%

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

The services comprising the “Audit-Related Fees” category for these two fiscal years consisted of fees paid in respect of assurance and related services, including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. Audit-related services actually provided by the Auditor in (a) fiscal 2016 consisted of: assurance service and procedures related to attest engagements not required by statute or regulation, advice on accounting treatments and other assurance services, and (b) in fiscal 2015 consisted of: assurance services and procedures related to the audit of carve out financial statements for Magna’s interiors business, issuance of comfort letters for prospectus supplements, assessments in connection with COSO’s Internal Controls - Integrated Framework (2013), and specific procedures related to government subsidies.

The services comprising the “Tax Fees” category for these two fiscal years consisted of all fees paid in respect of tax compliance, planning and advisory services performed by the Auditor’s tax professionals, except those services required in order to comply with the standards of the PCAOB which are included under “Audit Services”. The tax services actually provided by the Auditor in each of fiscal 2016 and fiscal 2015 consisted of: domestic and international tax advisory, compliance and research services, as well as transfer pricing advisory services.

The category “All Other Fees” captures fees in respect of all permitted services not falling under any of the previous categories.

The Audit Committee has a process for pre-approving all services provided by, and related fees to be paid to, the Auditor. This process includes reviewing, on a quarterly basis, the details and associated costs of the services expected to be provided. Audit Committee approval is required for any services that have not been previously approved by the Audit Committee. The Audit Committee considers whether such services are consistent with the Commission’s rules on auditor independence. The Audit Committee also considers whether the Auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Registrant’s business, people, culture, accounting systems, risk profile, and whether the services enhance the Registrant’s ability to manage or control risks and improve audit quality. None of the services provided by the Auditor in 2016 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Concurrent with this filing, the Registrant has submitted to the Commission and posted on its corporate website, www.magna.com, an Interactive Data File.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ “Bassem Shakeel”
Bassem A. Shakeel
Vice-President and Corporate Secretary

Date:	March 28, 2017.

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 28, 2017.

Exhibit 2	Registrant’s Annual Report to Shareholders for the Year Ended December 31, 2016, which contains the Registrant’s audited financial statements as at and for the two-year period ended December 31, 2016 and Management’s Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99.1 to Registrant’s Report on Form 6-K dated March 28, 2017).

Exhibit 3	Consent of Deloitte LLP.

Exhibit 99.1	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (D. Walker).

Exhibit 99.2	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (V. Galifi).

Exhibit 99.3	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (D. Walker).

Exhibit 99.4	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (V. Galifi).

Exhibit 101	Interactive Data File.