Form 40-F
period 2017-12-31
MAGNA INTERNATIONAL INC
filed 2018-03-29
CIK 749098

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017	Commission File Number 001-11444

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 358,325,403 Common Shares.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule. Yes  ☐    82-                      No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

1.	ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the year ended December 31, 2017 is attached hereto as Exhibit 1 (the “Annual Information Form”).

2.	AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Annual Report to Shareholders for the year ended December 31, 2017 (the “Annual Report”) was previously filed with the U.S. Securities and Exchange Commission (the “Commission”) as Exhibit 99.1 to the Registrant’s Report on Form 6-K dated March 28, 2018. For the Registrant’s consolidated audited annual financial statements, including the report of Independent Registered Public Accounting Firm Deloitte LLP, for the fiscal years ended December 31, 2017 and December 31, 2016 relating to such financial statements, see pages 31 to 66 and pages 29 and 30, respectively, of the Annual Report. For the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position, see pages 1 to 28 of the Annual Report.

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

The Registrant has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make “forward-looking statements”, within the meaning of Section 21E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the U.S. Securities Act of 1933, and related assumptions concerning its operations, economic performance and financial matters. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled “Forward-Looking Statements” on page 2 of the Annual Information Form for a discussion of such factors.

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

Disclosure Controls and Procedures

The Registrant maintains disclosure controls and procedures designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. The Registrant has conducted an evaluation of its disclosure controls and procedures as of December 31, 2017 under the supervision, and with the participation of, its Chief Executive Officer and its Chief Financial Officer. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective as of December 31, 2017.

Internal Control Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Registrant’s management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the internal control over financial reporting and concluded that, as at December 31, 2017, such internal control over financial reporting is effective. The Company’s internal control over financial reporting as of December 31, 2017 has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm who also audited the Company’s consolidated financial statements for the year ended December 31, 2017. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. This report precedes the Registrant’s audited consolidated financial statements for the year ended December 31, 2017, and is located on page 30 of the Annual Report.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

6.	AUDIT COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has a separately designated standing audit committee of its Board of Directors (the “Audit Committee”), which is currently comprised of the following members of the Registrant’s Board of Directors: Lawrence D. Worrall (Chair), Peter G. Bowie, Dr. Kurt J. Lauk and William A. Ruh.

The Registrant’s Board of Directors has determined that each of Mr. Worrall, the Chair of the Audit Committee, and Messrs. Bowie, Lauk and Ruh, is an “audit committee financial expert” and that each member of the Audit Committee is “independent” and “financially literate”, as such terms are defined in the listing standards of the New York Stock Exchange and Exchange Act Rule 10A-3.

7.	CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to all of its employees, including its Chief Executive Officer, its Chief Financial Officer, its Controller and other persons performing similar functions. The text of such code of ethics is contained in the Registrant’s Code of Conduct and Ethics, which is posted on the Corporate Governance section of the Registrant’s website at www.magna.com.

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

The tables below show the fees for each of the last two fiscal years for professional services rendered by our principal accountant, Deloitte LLP for the fiscal years ended December 31, 2017 and December 31, 2016.

	Fiscal 2017		Fiscal 2016
Type of Services	Fees	% of Total	Fees	% of Total
Audit Fees	13,067,000	96%	12,586,000	92%
Audit-Related Fees	40,000	<1%	85,000	<1%
Tax Fees	516,000	4%	769,000	6%
All Other Fees	47,000	<1%	283,000	2%
Total	13,670,000	100.00%	13,723,000	100.00%

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

The services comprising the “Audit-Related Fees” category for these two fiscal years consisted of fees paid in respect of assurance and related services, including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. Audit-related services actually provided by the Auditor in each of fiscal 2017 and fiscal 2016 consisted of: assurance service and procedures related to attest engagements not required by statute or regulation, and other assurance services.

The services comprising the “Tax Fees” category for these two fiscal years consisted of all fees paid in respect of tax compliance, planning and advisory services performed by the Auditor’s tax professionals, except those services required in order to comply with the standards of the PCAOB which are included under “Audit Services”. The tax services actually provided by the Auditor in each of fiscal 2017 and fiscal 2016 consisted of: domestic and international tax advisory, compliance and research services, as well as transfer pricing advisory services.

The category “All Other Fees” captures fees in respect of all permitted services not falling under any of the previous categories.

In order to protect the independent auditors’ independence, the Audit Committee has a process for pre-approving all services provided by, and related fees to be paid to, the Auditor. This process includes reviewing, on a quarterly basis, the details and associated costs of the services expected to be provided by the Auditor. Audit Committee approval is required for any services that have not previously approved by the Audit Committee. In assessing the impact of any proposed services on auditor independence, the Audit Committee considers whether:

•	the services are consistent with applicable auditor independence rules;

•	the Auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Registrant’s business, people, culture, accounting systems and risk profile; and

•	the services enhance the Registrant’s ability to manage or control risks and improve audit quality.

None of the services provided by the Auditor in 2017 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

10.	OFF-BALANCE SHEET ARRANGEMENTS AND TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of the Registrant’s off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, see pages 20 and 21 of the Annual Report, under the section entitled “Contractual Obligations and Off-Balance Sheet Financing”.

For the tabular disclosure regarding the Registrant’s known contractual obligations, with amounts aggregated by the type of contractual obligation, see pages 20 and 21 of the Annual Report, under the section entitled “Contractual Obligations and Off-Balance Sheet Financing”.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ “Bassem Shakeel”
Bassem A. Shakeel
Vice-President and Corporate Secretary

Date:	March 28, 2018.

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 28, 2018.

Exhibit 2	Registrant’s Annual Report to Shareholders for the Year Ended December 31, 2017, which contains the Registrant’s audited financial statements as at and for the two-year period ended December 31, 2017 and Management’s Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99.1 to Registrant’s Report on Form 6-K dated March 28, 2018).

Exhibit 3	Consent of Deloitte LLP.

Exhibit 99.1	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (D. Walker).

Exhibit 99.2	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (V. Galifi).

Exhibit 99.3	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (D. Walker).

Exhibit 99.4	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (V. Galifi).

Exhibit 101	Interactive Data File.