Form 40-F
period 2019-12-31
MAGNA INTERNATIONAL INC
filed 2020-03-27
CIK 749098

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 303,250,520 Common Shares.

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

The Registrant’s Annual Information Form for the year ended December 31, 2019 is attached hereto as Exhibit 1 (the “Annual Information Form”).

2.	AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Annual Report to Shareholders for the year ended December 31, 2019 (the “Annual Report”) was previously filed with the U.S. Securities and Exchange Commission (the “Commission”) as Exhibit 99.1 to the Registrant’s Report on Form 6-K dated March 27, 2020. For the Registrant’s consolidated audited annual financial statements for the fiscal years ended December 31, 2019 and December 31, 2018, including the Report of Independent Registered Public Accounting Firm prepared by Deloitte LLP in relation to such financial statements, see pages 36 to 70 and pages 33 to 34, respectively, of the Annual Report. For the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position, see pages 1 to 32 of the Annual Report.

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

The Registrant’s Chief Executive Officer and its Executive Vice-President and Chief Financial Officer are responsible for establishing and maintaining the Registrant’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Disclosure Controls and Procedures

The Registrant maintains disclosure controls and procedures designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. The Registrant has conducted an evaluation of its disclosure controls and procedures as of December 31, 2019 under the supervision, and with the participation of, its Chief Executive Officer and its Chief Financial Officer. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective as of December 31, 2019.

Internal Control Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Registrant’s management used the Committee of Sponsoring Organizations of the Treadway Commission [“COSO”] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the internal control over financial reporting and concluded that, as of December 31, 2019, such internal control over financial reporting is effective. The Registrant’s internal control over financial reporting as of December 31, 2019 has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm who also audited the Registrant’s consolidated financial statements for the year ended December 31, 2019. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Registrant’s internal control over financial reporting. This report precedes the Registrant’s audited consolidated financial statements for the year ended December 31, 2019, and is located on page 35 of the Annual Report.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

6.	AUDIT COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has a separately designated standing audit committee of its Board of Directors (the “Audit Committee”), which is currently comprised of the following members of the Registrant’s Board of Directors: Robert F. MacLellan (Chair), Peter G. Bowie and Cynthia A. Niekamp.

The Registrant’s Board of Directors has determined that each of Mr. MacLellan, the Chair of the Audit Committee, and Mr. Bowie and Ms. Niekamp, is an “audit committee financial expert” and that each member of the Audit Committee is “independent” and “financially literate”, as such terms are defined in the listing standards of the New York Stock Exchange and Exchange Act Rule 10A-3.

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

The table below shows the fees for professional services rendered by our principal accountant, Deloitte, for the fiscal years ended December 31, 2019 and December 31, 2018.

	Fiscal 2019		Fiscal 2018
Type of Services	Fees	% of Total	Fees	% of Total
Audit Fees	8,809,000	59%	9,276,000	60%
Audit-Related Fees	5,386,000	36%	5,340,000	35%
Tax Fees	744,000	5%	695,000	5%
All Other Fees	60,000	<1%	60,000	<1%

Total	14,999,000	100.00%	15,371,000	100.00%

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

The services comprising the “Audit-Related Fees” category consists of fees paid in respect of assurance and related services, including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, services related to statutory audits of certain foreign subsidiaries, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. Audit-related services actually provided by Deloitte in each of fiscal 2019 and fiscal 2018 consisted of: services related to statutory audits of certain foreign subsidiaries, assurance services and procedures related to attest engagements not required by statute or regulation, and other assurance services.

The services comprising the “Tax Fees” category consists of all fees paid in respect of tax compliance, planning and advisory services performed by Deloitte’s tax professionals, except those services required in order to comply with the standards of the PCAOB which are included under “Audit Services”. The tax services actually provided by Deloitte in each of fiscal 2019 and fiscal 2018 consisted of: domestic and international tax advisory, compliance and research services, as well as transfer pricing advisory services.

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

None of the services provided by Deloitte in 2019 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

10.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For the tabular disclosure regarding the Registrant’s known contractual obligations, with amounts aggregated by the type of contractual obligation, see page 20 of the Annual Report, under the section titled “Contractual Obligations”.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ “Bassem Shakeel”
Bassem A. Shakeel
Vice-President and Corporate Secretary

Date:	March 27, 2020.

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 27, 2020.

Exhibit 2

Registrant’s Annual Report to Shareholders for the Year Ended December 31, 2019, which contains the Registrant’s audited financial statements as at and for the two-year period ended December 31, 2019 and Management’s Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99.1 to Registrant’s Report on Form 6-K dated March 27, 2020).

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