Form 40-F
period 2020-12-31
MAGNA INTERNATIONAL INC
filed 2021-03-29
CIK 749098

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Corporation Service Company, 19 West 44th Street, Suite 200, New York, NY 10036

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 300,534,534 Common Shares.

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

The Registrant’s Annual Information Form for the year ended December 31, 2020 is attached hereto as Exhibit 1 (the “Annual Information Form”).

2.	AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Annual Report to Shareholders for the year ended December 31, 2020 (the “Annual Report”) was previously filed with the U.S. Securities and Exchange Commission (the “Commission”) as Exhibit 99.1 to the Registrant’s Report on Form 6-K dated March 26, 2021. For the Registrant’s consolidated audited annual financial statements for the fiscal years ended December 31, 2020 and December 31, 2019, including the Report of Independent Registered Public Accounting Firm prepared by Deloitte LLP (“Deloitte”) in relation to such financial statements, see pages 35 to 67 and pages 32 to 33, respectively, of the Annual Report. For the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position, see pages 1 to 31 of the Annual Report.

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

Disclosure Controls and Procedures

The Registrant maintains disclosure controls and procedures designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. The Registrant has conducted an evaluation of its disclosure controls and procedures as of December 31, 2020 under the supervision, and with the participation of, its Chief Executive Officer and its Chief Financial Officer. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective as of December 31, 2020.

Internal Control Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Registrant’s management used the Committee of Sponsoring Organizations of the Treadway Commission [“COSO”] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the internal control over financial reporting and concluded that, as at December 31, 2020, such internal control over financial reporting is effective. The Registrant’s internal control over financial reporting as of December 31, 2020 has been audited by Deloitte, the Independent Registered Public Accounting Firm who also audited the Registrant’s consolidated financial statements for the year ended December 31, 2020. Deloitte expressed an unqualified opinion on the effectiveness of the Registrant’s internal control over financial reporting. This report precedes the Registrant’s audited consolidated financial statements for the year ended December 31, 2020, and is located on page 34 of the Annual Report.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The table below shows the fees for professional services rendered by our principal accountant, Deloitte, for the fiscal years ended December 31, 2020 and December 31, 2019.

	Fiscal 2020		Fiscal 2019
Type of Services	Fees	% of Total	Fees	% of Total
Audit Fees	9,032,000	56%	8,809,000	59%
Audit-Related Fees	5,332,000	33%	5,386,000	36%
Tax Fees	911,000	6%	744,000	5%
All Other Fees	738,000	5%	60,000	<1%

Total	16,013,000	100.00%	14,999,000	100.00%

The services comprising the “Audit Fees” category for each of the last two fiscal years were performed by Deloitte to comply with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), including integrated audit of the consolidated financial statements and quarterly reviews. In some cases, fees in this category may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with the standards of the PCAOB. This category includes fees incurred in connection with the audit of our internal control over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act of 2002.

The services comprising the “Audit-Related Fees” category consists of fees paid in respect of assurance and related services, including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, services related to statutory audits of certain foreign subsidiaries, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. Audit-related services actually provided by Deloitte in each of fiscal 2020 and fiscal 2019 consisted of: services related to statutory audits of certain foreign subsidiaries, assurance services and procedures related to attest engagements not required by statute or regulation, and other assurance services.

The services comprising the “Tax Fees” category consists of all fees paid in respect of tax compliance, planning and advisory services performed by Deloitte’s tax professionals, except those services required in order to comply with the standards of the PCAOB which are included under “Audit Services”. The tax services actually provided by Deloitte in each of fiscal 2020 and fiscal 2019 consisted of: domestic and international tax advisory, compliance and research services, as well as transfer pricing advisory services.

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

None of the services provided by Deloitte in 2020 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

10.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For the tabular disclosure regarding the Registrant’s known contractual obligations, with amounts aggregated by the type of contractual obligation, see page 21 of the Annual Report, under the section titled “Contractual Obligations”.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ “Bassem Shakeel”
Bassem A. Shakeel,
Vice-President and Corporate Secretary

Date:	March 26, 2021.

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 25, 2021.

Exhibit 2

Registrant’s Annual Report to Shareholders for the Year Ended December 31, 2020, which contains the Registrant’s audited financial statements as at and for the two-year period ended December 31, 2020 and Management’s Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99.1 to Registrant’s Report on Form 6-K dated March 26, 2021).

Exhibit 3	Consent of Deloitte LLP.

Exhibit 99.1	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (S. Kotagiri).

Exhibit 99.2	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (V. Galifi).

Exhibit 99.3	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (S. Kotagiri).

Exhibit 99.4	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (V. Galifi).

Exhibit 101	Interactive Data File.