Form 40-F
period 2021-12-31
MAGNA INTERNATIONAL INC
filed 2022-03-28
CIK 749098

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021	Commission File Number 001-11444

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
297,871,976 Common Shares
.
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

Auditor Name: Deloitte LLP	Auditor Location: Toronto, Canada	Auditor Firm ID: 1208

1.	ANNUAL INFORMATION FORM
The Registrant’s Annual Information Form for the year ended December 31, 2021 is attached as
Exhibit 1
(the “Annual Information Form”) to this annual report on Form
40-F
and is incorporated by reference herein.

2.	AUDITED ANNUAL FINANCIAL STATEMENTS
The Registrant’s consolidated audited financial statements as at and for the fiscal years ended December 31, 2021 and December 31, 2020, including the Report of Independent Registered Public Accounting Firm, prepared by Deloitte LLP (“Deloitte”) with respect thereto, are included in
 Exhibit 2
attached to this annual report on
Form 40-F and
are incorporated by reference herein.

3.	MANAGEMENT’S DISCUSSION AND ANALYSIS
The Registrant’s Management’s Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2021 is included in
 Exhibit 3
 attached to this annual report on
Form 40-F and
is incorporated by reference herein.

4.	WEBSITE INFORMATION
Notwithstanding any reference to the Registrant’s website on the World Wide Web in the Annual Information Form or in the documents attached or incorporated as exhibits hereto, the information contained in the Registrant’s website, or any other site on the World Wide Web referred to in the Registrant’s website, is not a part of this annual report on Form
40-F
and, therefore, is not filed with the Commission.

5.	FORWARD-LOOKING STATEMENTS
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

6.	CONTROLS AND PROCEDURES
The Registrant’s Chief Executive Officer and its Executive Vice-President and Chief Financial Officer are responsible for establishing and maintaining the Registrant’s disclosure controls and procedures (as such term is defined in Rules
13a-15(e)
and
15d-15(e)
under the Exchange Act) and internal control over financial reporting (as such term is defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act).
Disclosure Controls and Procedures
The Registrant maintains disclosure controls and procedures designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. The Registrant has conducted an evaluation of its disclosure controls and procedures as of December 31, 2021 under the supervision, and with the participation of, its Chief Executive Officer and its Chief Financial Officer. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective as of December 31, 2021.

Internal Control Over Financial Reporting
Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Registrant’s management used the Committee of Sponsoring Organizations of the Treadway Commission [“COSO”] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the internal control over financial reporting and concluded that, as at December 31, 2021, such internal control over financial reporting is effective. The Registrant’s internal control over financial reporting as of December 31, 2021 has been audited by Deloitte, the Independent Registered Public Accounting Firm who also audited the Registrant’s consolidated financial statements for the year ended December 31, 2021. Deloitte expressed an unqualified opinion on the effectiveness of the Registrant’s internal control over financial reporting. This report precedes the Registrant’s audited consolidated financial statements for the year ended December 31, 2021, included in
Exhibit 2
attached to this annual report on Form 40-F.
Changes in Internal Controls Over Financial Reporting
There have been no changes in our internal controls over financial reporting that occurred during 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

7.	AUDIT COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant has a separately designated standing audit committee of its Board of Directors (the “Audit Committee”), which is currently comprised of the following members of the Registrant’s Board of Directors: Robert F. MacLellan (Chair), Peter G. Bowie, Mary Lou Maher and Cynthia A. Niekamp.
The Registrant’s Board of Directors has determined that each of Mr. MacLellan, the Chair of the Audit Committee, and Mr. Bowie, Ms. Maher and Ms. Niekamp, is an “audit committee financial expert” and that each member of the Audit Committee is “independent” and “financially literate”, as such terms are defined in the listing standards of the New York Stock Exchange and Exchange Act
Rule 10A-3.

8.	CODE OF ETHICS
The Registrant has adopted a code of ethics that applies to all of its employees, including its Chief Executive Officer, its Chief Financial Officer, its Controller and other persons performing similar functions. The full text of such code of ethics is available on the Registrant’s website at www.magna.com under the Leadership & Governance section.

9.	CORPORATE GOVERNANCE
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

10.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The table below shows the fees for professional services rendered by our principal accountant, Deloitte, for the fiscal years ended December 31, 2021 and December 31, 2020.

	Fiscal 2021		Fiscal 2020
Type of Services	Fees	% of Total	Fees	% of Total
Audit Fees	9,453,000	58%	9,032,000	56%
Audit-Related Fees	5,603,000	35%	5,332,000	33%
Tax Fees	999,000	6%	911,000	6%
All Other Fees	195,000	1%	738,000	5%
Total	16,250,000	100.00%	16,013,000	100.00%

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
The services comprising the “Audit-Related Fees” category consists of fees paid in respect of assurance and related services, including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, services related to statutory audits of certain foreign subsidiaries, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. Audit-related services actually provided by Deloitte in each of fiscal 2021 and fiscal 2020 consisted of: services related to statutory audits of certain foreign subsidiaries, assurance services and procedures related to attest engagements not required by statute or regulation, and other assurance services.
The services comprising the “Tax Fees” category consists of all fees paid in respect of tax compliance, planning and advisory services performed by Deloitte’s tax professionals, except those services required in order to comply with the standards of the PCAOB which are included under “Audit Services”. The tax services actually provided by Deloitte in each of fiscal 2021 and fiscal 2020 consisted of: domestic and international tax advisory, compliance and research services, as well as transfer pricing advisory services.
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

•	the services enhance the Registrant’s ability to manage or control risks and improve audit quality .
None of the services provided by Deloitte in 2021 were treated as exempt from pre-approval
pursuant to the
de minimis
provision of paragraph (c)(7)(i)(C) of
Rule 2-01
of
Regulation S-X.

11.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
For the tabular disclosure regarding the Registrant’s known contractual obligations, with amounts aggregated by the type of contractual obligation, see pages 20 and 21 of the Management’s Discussion and Analysis, included in
Exhibit 3
to this annual report on Form 40-F.

12.	INTERACTIVE DATA FILE
Concurrent with this filing, the Registrant has submitted to the Commission and posted on its website, www.magna.com, an Interactive Data File.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking
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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ “Bassem Shakeel”
Bassem A. Shakeel,
Vice-President and Corporate Secretary

Date:	March 25, 2022.

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 24, 2022.

Exhibit 2	Registrant’s audited financial statements as at and for the two-year period ended December 31, 2021

Exhibit 3	Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2021

Exhibit 4	Consent of Deloitte LLP.

Exhibit 99.1	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (S. Kotagiri).

Exhibit 99.2	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (P. McCann).

Exhibit 99.3	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (S. Kotagiri).

Exhibit 99.4	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (P. McCann).

Exhibit 101	Interactive Data File.

Exhibit 104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.