Form 40-F
period 2022-12-31
MAGNA INTERNATIONAL INC
filed 2023-03-31
CIK 749098

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022	Commission File Number 001-11444

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
285,932,016 Common Shares
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

☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of the incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).   ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Auditor Name: Deloitte LLP	Auditor Location: Toronto, Canada	Auditor Firm ID: 1208

1.	ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the year ended December 31, 2022 is attached as Exhibit 1 (the “Annual Information Form”) to this annual report on Form 40-F and is incorporated by reference herein.

2.	AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant’s consolidated audited financial statements as at and for the fiscal years ended December 31, 2022 and December 31, 2021, including the reports of independent registered public accounting firm, prepared by Deloitte LLP (“Deloitte”) with respect thereto, are included in Exhibit 2 attached to this annual report on Form 40-F and are incorporated by reference herein.

3.	MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2022 is included in Exhibit 3 attached to this annual report on Form 40-F and is incorporated by reference herein.

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

Disclosure Controls and Procedures

The Registrant maintains disclosure controls and procedures designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. The Registrant has conducted an evaluation of its disclosure controls and procedures as of December 31, 2022, under the supervision, and with the participation of, its Chief Executive Officer and its Chief Financial Officer. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective as of December 31, 2022.

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

The Registrant’s management used the Committee of Sponsoring Organizations of the Treadway Commission [“COSO”] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the internal control over financial reporting and concluded that, as at December 31, 2022, such internal control over financial reporting is effective. The Registrant’s internal control over financial reporting as of December 31, 2022, has been audited by Deloitte, the Independent Registered Public Accounting Firm, who also audited the Registrant’s consolidated financial statements for the year ended December 31, 2022. Deloitte expressed an unqualified opinion on the effectiveness of the Registrant’s internal control over financial reporting. This report precedes the Registrant’s audited consolidated financial statements for the year ended December 31, 2022, included in Exhibit 2 attached to this annual report on Form 40-F.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

7.	AUDIT COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has a separately designated standing audit committee of its Board of Directors (the “Audit Committee”), which is currently comprised of the following members of the Registrant’s Board of Directors: Peter G. Bowie (Chair), Jan R. Hauser and Mary Lou Maher.

The Registrant’s Board of Directors has determined that each of Mr. Bowie, the Chair of the Audit Committee, and Ms. Hauser and Ms. Maher, is an “audit committee financial expert” and that each member of the Audit Committee is “independent” and “financially literate”, as such terms are defined in the listing standards of the New York Stock Exchange and Exchange Act Rule 10A-3.

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

The table below shows the fees for professional services rendered by our principal accountant, Deloitte, for the fiscal years ended December 31, 2022 and December 31, 2021.

	Fiscal 2022		Fiscal 2021
Type of Services	Fees	% of Total	Fees	% of Total
Audit Fees	9,773,000	57%	9,453,000	58%
Audit-Related Fees	6,589,000	39%	5,603,000	35%
Tax Fees	685,000	4%	999,000	6%
All Other Fees	48,000	<1%	195,000	1%

Total	17,095,000	100.00%	16,250,000	100.00%

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

The services comprising the “Audit-Related Fees” category consists of fees paid in respect of assurance and related services, including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, services related to statutory audits of certain foreign subsidiaries, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. Audit-related services actually provided by Deloitte in each of fiscal 2022 and fiscal 2021 consisted of: services related to statutory audits of certain foreign subsidiaries, assurance services and procedures related to attest engagements not required by statute or regulation, and other assurance services.

The services comprising the “Tax Fees” category consists of all fees paid in respect of tax compliance, planning and advisory services performed by Deloitte’s tax professionals, except those services required in order to comply with the standards of the PCAOB which are included under “Audit Services”. The tax services actually provided by Deloitte in each of fiscal 2022 and fiscal 2021 consisted of: domestic and international tax advisory, compliance and research services, as well as transfer pricing advisory services.

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

None of the services provided by Deloitte in 2022 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

11.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For the tabular disclosure regarding the Registrant’s known contractual obligations, with amounts aggregated by the type of contractual obligation, see pages 18 and 19 of the Management’s Discussion and Analysis, included in Exhibit 3 to this annual report on Form 40-F.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ “Bassem Shakeel”
Bassem A. Shakeel,
Vice-President and Corporate Secretary

Date:	March 31, 2023.

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 30, 2023.

Exhibit 2	Registrant’s audited financial statements as at and for the two-year period ended December 31, 2022.

Exhibit 3	Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2022.

Exhibit 4	Consent of Deloitte LLP.

Exhibit 99.1	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (S. Kotagiri).

Exhibit 99.2	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (P. McCann).

Exhibit 99.3	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (S. Kotagiri).

Exhibit 99.4	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (P. McCann).

Exhibit 101	Interactive Data File.

Exhibit 104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.