Form 40-F/A
period 2022-12-31
MAGNA INTERNATIONAL INC
filed 2023-04-27
CIK 749098

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

EXPLANATORY NOTE

This Amendment No. 1 on

Form 40-F/A

amends Magna International Inc. (the “Company”)’s Annual Report on

Form 40-F

for the year ended December 31, 2022, originally filed with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) on March 31, 2023 (the “Original Filing”). The Company is filing this Amendment No. 1 to amend the risk factor on page 21 titled “Evolving Counterparty Risk Profile” of the Annual Information Form dated March 30, 2023 filed with the Original Filing with the following corrected version consistent with the equivalent risk factor in the Company’s Management’s Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2022, included as Exhibit 3 of our Annual Report on

Form 40-F:

•
Evolving Counterparty Risk Profile: Conducting business with newer

EV-focused

OEMs continues to alter the risk profile of our business and poses incremental risks and challenges compared to our traditional customers, including as a result of: their relatively short operating histories; limited financial, liquidity/capital or other resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate our counterparty risks in dealing with such OEMs, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized pre-production expenditures; as well as other third party obligations related to such items. As at December 31, 2022, our balance sheet exposure related to these factors was approximately $400 million, the majority of which related to Fisker. In some cases, we may hold a minority equity position in such companies which involves a high degree of risk, including those discussed above under “Investments in Mobility and Technology Companies”. The inability of newer EV-focused OEMs to achieve commercial success, or the bankruptcy or insolvency of any such OEM with which we conduct business, could result in us incurring material cash and impairment charges, which could have a material adverse effect on our financial condition.

Except as described above, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred at a date subsequent to the filing of the Original Filing other than as expressly indicated in this Amendment No. 1. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other SEC filings.

1.	ANNUAL INFORMATION FORM

The Registrant’s Revised Annual Information Form for the year ended December 31, 2022 is attached as Exhibit 1 (the “Annual Information Form”) to this annual report on Form 40-F and is incorporated by reference herein.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ “Bassem Shakeel”
Bassem A. Shakeel,
Vice-President and Corporate Secretary

Date:	April 26, 2023.

EXHIBIT INDEX

Exhibit 1	Revised Annual Information Form of the Registrant dated April 26, 2023.

Exhibit 2*	Registrant’s audited financial statements as at and for the two-year period ended December 31, 2022.

Exhibit 3*	Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2022.

Exhibit 4*	Consent of Deloitte LLP.

Exhibit 99.1*	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (S. Kotagiri).

Exhibit 99.2*	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (P. McCann).

Exhibit 99.3*	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (S. Kotagiri).

Exhibit 99.4*	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (P. McCann).

Exhibit 101*	Interactive Data File.

Exhibit 104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

*	Previously filed