Form 40-F
period 2023-12-31
MAGNA INTERNATIONAL INC
filed 2024-03-28
CIK 749098

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023	Commission File Number 001-11444

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
Ontario
, Canada L4G 7K1
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
286,554,574
Common Shares
.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Y es
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
Emerging Growth C
ompan
y
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If
 securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial stateme nt
s
.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of the incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐

Auditor Name: Deloitte LLP	Auditor Location: Toronto, Canada	Auditor Firm ID: 1208

1.	ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the year ended December 31, 2023 is attached as Exhibit 1 (the “Annual Information Form”) to this annual report on Form 40-F and is incorporated by reference herein.

2.	AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant’s consolidated audited financial statements as at and for the fiscal years ended December 31, 2023 and December 31, 2022, including the reports of independent registered public accounting firm, prepared by Deloitte LLP (“Deloitte”) with respect thereto, are included in Exhibit 2 attached to this annual report on Form 40-F and are incorporated by reference herein.

3.	MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2023 is included in Exhibit 3 attached to this annual report on Form 40-F and is incorporated by reference herein.

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

Disclosure Controls and Procedures

The disclosure provided under the heading Controls and Procedures – Disclosure Controls and Procedures included in Exhibit 3: Management’s Discussion and Analysis is incorporated by reference herein.

Internal Control Over Financial Reporting

The disclosure provided under the heading Controls and Procedures – Management’s Annual Report on Internal Control Over Financial Reporting included in Exhibit 3: Management’s Discussion and Analysis is incorporated by reference herein.

Changes in Internal Controls Over Financial Reporting

The disclosure provided under the heading Controls and Procedures – Changes in Internal Controls Over Financial Reporting included in Exhibit 3: Management’s Discussion and Analysis is incorporated by reference herein.

7.	AUDIT COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has a separately designated standing audit committee of its Board of Directors (the “Audit Committee”), which is currently comprised of the following members of the Registrant’s Board of Directors: Peter G. Bowie (Chair), Jan R. Hauser, Jay K. Kunkel and Mary Lou Maher.

The Registrant’s Board of Directors has determined that each of Mr. Bowie, Ms. Hauser, Mr. Kunkel and Ms. Maher, is an “audit committee financial expert” and that each member of the Audit Committee is “independent” and “financially literate”, as such terms are defined in the listing standards of the New York Stock Exchange and Exchange Act Rule 10A-3.

8.	CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to all of its employees, including its Chief Executive Officer, its Chief Financial Officer, its Controller and other persons performing similar functions. The full text of such code of ethics is available on the Registrant’s website at www.magna.com under the Leadership & Governance section.

9.	CORPORATE GOVERNANCE

As a “foreign private issuer” listed on The New York Stock Exchange (the “NYSE”), the Registrant is required to disclose the significant ways in which its corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. There is only one significant difference between the Registrant’s corporate governance practices and those required of U.S. domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). The rules of the Toronto Stock Exchange (the “TSX”) require shareholder approval of “security-based compensation arrangements,” which are plans that involve newly issued shares, or specified amendments to such plans. The Registrant follows the TSX rules and has previously obtained shareholder approval for the following security-based compensation arrangements:

•	Treasury PSU Plan approved by shareholders on May 3, 2022; and
•	Amended and Restated 2009 Stock Option Plan approved by shareholders on May 6, 2010.

The Registrant also has two equity compensation arrangements which involve the purchase of its common shares in the secondary trading market at market prices:

•	Performance Stock Unit Plan approved by the Registrant’s Board of Directors on August 7, 2018; and
•	Restricted Stock Unit arrangements.

The rules of the TSX do not require shareholder approval for these equity compensation arrangements and accordingly the Registrant has not sought shareholder approval of either.

10.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below shows the fees for professional services rendered by our principal accountant, Deloitte, for the fiscal years ended December 31, 2023 and December 31, 2022.

	Fiscal 2023		Fiscal 2022
Type of Services	Fees	% of Total	Fees	% of Total
Audit Fees	10,199,000	52%	9,773,000	57%
Audit-Related Fees	8,198,000	42%	6,589,000	39%
Tax Fees	1,069,000	6%	685,000	4%
All Other Fees	7,000	<1%	48,000	<1%

Total	19,473,000	100.00%	17,095,000	100.00%

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

The services comprising the “Audit-Related Fees” category consists of fees paid in respect of assurance and related services, including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, services related to statutory audits of certain foreign subsidiaries, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. Audit-related services actually provided by Deloitte in each of fiscal 2023 and fiscal 2022 consisted of: services related to statutory audits of certain foreign subsidiaries, assurance services and procedures related to attest engagements not required by statute or regulation, due diligence relating to mergers and acquisitions and other assurance services.

The services comprising the “Tax Fees” category consists of all fees paid in respect of tax compliance, planning and advisory services performed by Deloitte’s tax professionals, except those services required in order to comply with the standards of the PCAOB which are included under “Audit Services”. The tax services actually provided by Deloitte in each of fiscal 2023 and fiscal 2022 consisted of: domestic and international tax advisory, compliance and research services, as well as transfer pricing advisory services.

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

None of the services provided by Deloitte in 2023 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

11.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The tabular disclosure regarding the Registrant’s known contractual obligations provided under the heading Financial Condition, Liquidity and Capital Resources – Contractual Obligations included in Exhibit 3: Management’s Discussion and Analysis is incorporated by reference herein.

12.	RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Registrant has adopted a policy on recovery of erroneously awarded incentive-based compensation, which is consistent with the NYSE Listing Standards implementing Section 954 of the Dodd-Frank Act.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ “Bassem Shakeel”
Bassem A. Shakeel,
Vice-President, Associate General Counsel and Corporate Secretary

Date:	March 28, 2024.

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 27, 2024.

Exhibit 2	Registrant’s audited financial statements as at and for the two-year period ended December 31, 2023.

Exhibit 3	Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2023.

Exhibit 4	Consent of Deloitte LLP.

Exhibit 97	Registrant’s Policy on Recovery of Erroneously Awarded Incentive-Based Compensation

Exhibit 99.1	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (S. Kotagiri).

Exhibit 99.2	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (P. McCann).

Exhibit 99.3	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (S. Kotagiri).

Exhibit 99.4	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (P. McCann).

Exhibit 101	Interactive Data File.

Exhibit 104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.