Form 40-F
period 2024-12-31
MAGNA INTERNATIONAL INC
filed 2025-03-28
CIK 749098

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31 , 2024	Commission File Number 001-11444

Magna International Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English (if applicable))
Province of Ontario, Canada
(Province of other jurisdiction of incorporation or organization)
3714
(Primary Standard Industrial Classification Code number (if applicable))
Not Applicable
(I.R.S. Employer Identification Number (if applicable))
337 Magna Drive, Aurora,
Ontario
, Canada L4G 7K1
(905) 726-
2462
(Address and telephone number of Registrant’s principal executive offices)
Corporation Service Company,
19 West 44th Street, Suite 200 and 201
, New York, NY 10036
Telephone
212-299-5600
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the
Act
.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares	MGA	New York Stock Exchange
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
282,875,928
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

The Registrant’s Annual Information Form for the year ended December 31, 2024 is attached as Exhibit 1 (the “Annual Information Form”) to this annual report on Form 40-F and is incorporated by reference herein.

2.	AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant’s consolidated audited financial statements as at and for the fiscal years ended December 31, 2024 and December 31, 2023, including the reports of independent registered public accounting firm, prepared by Deloitte LLP (“Deloitte”) with respect thereto, are included in Exhibit 2 attached to this annual report on Form 40-F and are incorporated by reference herein.

3.	MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2024 is included in Exhibit 3 attached to this annual report on Form 40-F and is incorporated by reference herein.

4.	WEBSITE INFORMATION

Notwithstanding any reference to the Registrant’s website in the Annual Information Form or in the documents attached or incorporated as exhibits hereto, the information contained on the Registrant’s website, or any other website referred to on the Registrant’s website, is not a part of this annual report on Form 40-F and, therefore, is not filed with the Commission.

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

The Registrant has a separately designated standing audit committee of its Board of Directors (the “Audit Committee”), which is currently comprised of the following members of the Registrant’s Board of Directors: Mary Lou Maher (Chair), Jan R. Hauser, Jay K. Kunkel and Peter Sklar.

The Registrant’s Board of Directors has determined that each of Ms. Maher, Ms. Hauser, Mr. Kunkel and Mr. Sklar, is an “audit committee financial expert” and that each member of the Audit Committee is “independent” and “financially literate”, as such terms are defined in the listing standards of the New York Stock Exchange and Exchange Act Rule 10A-3.

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

The Registrant will seek shareholder approval for the following security-based compensation arrangement at its upcoming annual and special meeting of shareholders to be held on May 8, 2025:

•	2025 Incentive Stock Option Plan approved by the Registrant’s Board of Directors on March 27, 2025.

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

The table below shows the fees for professional services rendered by our principal accountant, Deloitte, for the fiscal years ended December 31, 2024 and December 31, 2023.

	Fiscal 2024		Fiscal 2023

Type of Services	Fees($)	% of Total	Fees($)	% of Total

Audit Fees	10,265,000	57%	10,199,000	52%

Audit-Related Fees	6,786,000	37%	8,198,000	42%

Tax Fees	1,114,000	6%	1,069,000	6%

All Other Fees	10,000	<1%	7,000	<1%

Total	18,175,000	100%	19,473,000	100.00%

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

The services comprising the “Audit-Related Fees” category consists of fees paid in respect of assurance and related services, including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, services related to statutory audits of certain foreign subsidiaries, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. Audit-related services actually provided by Deloitte in each of fiscal 2024 and fiscal 2023 consisted of: services related to statutory audits of certain foreign subsidiaries, assurance services and procedures related to attest engagements not required by statute or regulation, due diligence relating to mergers and acquisitions and other assurance services.

The services comprising the “Tax Fees” category consists of all fees paid in respect of tax compliance, planning and advisory services performed by Deloitte’s tax professionals, except those services required in order to comply with the standards of the PCAOB which are included under “Audit Services”. The tax services actually provided by Deloitte in each of fiscal 2024 and fiscal 2023 consisted of: domestic and international tax advisory, compliance and research services, as well as transfer pricing advisory services.

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

None of the services provided by Deloitte in 2024 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ “Bassem Shakeel”
Bassem A. Shakeel,
Vice-President, Associate General Counsel and Corporate Secretary

Date:	March 28, 2025.

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated March 27, 2025.

Exhibit 2	Registrant’s audited financial statements as at and for the years ended December 31, 2024 and 2023.

Exhibit 3	Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2024.

Exhibit 4	Consent of Deloitte LLP.

Exhibit 97	Policy on Recovery of Erroneously Awarded Incentive-Based Compensation incorporated by reference to Exhibit 97 of the Registrant’s annual report on Form 40-F filed with SEC on March 28, 2024.

Exhibit 99.1	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (S. Kotagiri).

Exhibit 99.2	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (P. McCann).

Exhibit 99.3	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (S. Kotagiri).

Exhibit 99.4	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (P. McCann).

Exhibit 101	Interactive Data File.

Exhibit 104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.