Form 40-F
period 2025-12-31
MAGNA INTERNATIONAL INC
filed 2026-03-27
CIK 749098

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025	Commission File Number 001-11444

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
Corporation Service Company, 19 West 44th Street, Suite 200 and 201, New York, NY 10036
Telephone
212-299-5600
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act
:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares	MGA	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act
:
 None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
:
 None
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
:

280,242,006
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

The Registrant’s Annual Information Form for the year ended December 31, 2025 is attached as Exhibit 99.1 (the “Annual Information Form”) to this annual report on Form 40-F and is incorporated by reference herein.

2.	MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2025 is included in Exhibit 99.2 attached to this annual report on Form 40-F and is incorporated by reference herein.

3.	AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant’s consolidated audited financial statements as at and for the fiscal years ended December 31, 2025 and December 31, 2024, including the reports of an independent registered public accounting firm, prepared by Deloitte LLP (“Deloitte”) with respect thereto, are included in Exhibit 99.3 attached to this annual report on Form 40-F and are incorporated by reference herein.

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

The Registrant has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make “forward-looking statements”, within the meaning of Section 21E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the U.S. Securities Act of 1933, and related assumptions concerning its operations, economic performance and financial matters. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section titled “Forward-Looking Statements” of the Annual Information Form for a discussion of such factors.

6.	CONTROLS AND PROCEDURES

The Registrant’s President and Chief Executive Officer and its Executive Vice-President and Chief Financial Officer are responsible for establishing and maintaining the Registrant’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Disclosure Controls and Procedures

The disclosure provided under the heading Controls and Procedures – Disclosure Controls and Procedures included in Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Internal Control Over Financial Reporting

The disclosure provided under the heading Controls and Procedures – Management’s Annual Report on Internal Control Over Financial Reporting included in Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

Changes in Internal Controls Over Financial Reporting

The disclosure provided under the heading Controls and Procedures – Changes in Internal Controls Over Financial Reporting included in Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

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

The Registrant has adopted a code of ethics that applies to all of its employees, including its Chief Executive Officer, its Chief Financial Officer, its Controller and other persons performing similar functions. The full text of such code of ethics is available on the Registrant’s website at www.magna.com under the Company – ESG – Leadership & Governance section.

9.	CORPORATE GOVERNANCE

As a “foreign private issuer” listed on The New York Stock Exchange (the “NYSE”), the Registrant is required to disclose the significant ways in which its corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. There is only one significant difference between the Registrant’s corporate governance practices and those required of U.S. domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). The rules of the Toronto Stock Exchange (the “TSX”) require shareholder approval of “security-based compensation arrangements,” which are plans that involve newly issued shares, or specified amendments to such plans. The Registrant follows the TSX rules and has previously obtained shareholder approval for the following security-based compensation arrangements:

•	Treasury Performance Stock Unit Plan approved by shareholders on May 3, 2022;
•	Amended and Restated 2009 Stock Option Plan approved by shareholders on May 6, 2010; and
•	2025 Incentive Stock Option Plan approved by the shareholders on May 8, 2025.

The Registrant also has three equity compensation arrangements which involve the purchase of its common shares in the secondary trading market at market prices:

•	Performance Stock Unit Plan approved by the Registrant’s Board of Directors on August 7, 2018;
•	Restricted Stock Unit arrangements; and
•	Amended and Restated Non-Employee Director Share-Based Compensation Plan approved by the Registrant’s Board of Directors on November 8, 2017.

The rules of the TSX do not require shareholder approval for these equity compensation arrangements and accordingly the Registrant has not sought shareholder approval of any of the foregoing plans.

10.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below shows the fees for professional services rendered by our principal accountant, Deloitte, for the fiscal years ended December 31, 2025 and December 31, 2024.

	Fiscal 2025		Fiscal 2024

Type of Services	Fees($)	% of Total	Fees($)	% of Total

Audit Fees[1]	12,452,000	55%	12,263,000	60%

Audit-Related Fees	8,127,000	36%	6,786,000	34%

Tax Fees	1,657,000	7%	1,114,000	6%

All Other Fees	602,000	2%	10,000	<1%

Total	22,838,000	100.00%	20,173,000	100.00%

[1]	The 2024 and 2025 audit fees represent total fees related to the respective audits. The 2024 audit fee has been restated to reflect additional billings that were agreed upon after year-end.

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

The services comprising the “Audit-Related Fees” category consists of fees paid in respect of assurance and related services, including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, services related to statutory audits of certain foreign subsidiaries, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. Audit-related services actually provided by Deloitte in each of fiscal 2025 and fiscal 2024 consisted of: services related to statutory audits of certain foreign subsidiaries, assurance services and procedures related to attest engagements not required by statute or regulation, due diligence and other assurance services.

The services comprising the “Tax Fees” category consists of all fees paid in respect of tax compliance, planning and advisory services performed by Deloitte’s tax professionals, except those services required in order to comply with the standards of the PCAOB which are included under “Audit Services”. The tax services actually provided by Deloitte in each of fiscal 2025 and fiscal 2024 consisted of: domestic and international tax advisory, compliance and research services, as well as transfer pricing advisory services.

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

None of the services provided by Deloitte in 2025 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

11.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The tabular disclosure regarding the Registrant’s known contractual obligations provided under the heading Financial Condition, Liquidity and Capital Resources – Contractual Obligations included in Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

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

Registrant:	MAGNA INTERNATIONAL INC.

By (Signature and Title):	/s/ “Bassem Shakeel”
Bassem A. Shakeel,
Vice-President, Associate General Counsel and Corporate Secretary

Date:	March 27, 2026

EXHIBIT INDEX

Exhibit 97	Policy on Recovery of Erroneously Awarded Incentive-Based Compensation incorporated by reference to Exhibit 97 of the Registrant’s annual report on Form 40-F filed with the SEC on March 28, 2024.

Exhibit 99.1	Annual Information Form of the Registrant dated March 26, 2026.

Exhibit 99.2	Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2025.

Exhibit 99.3	Registrant’s Audited Financial Statements as at and for the years ended December 31, 2025 and 2024.

Exhibit 99.4	Consent of Deloitte LLP.

Exhibit 99.5	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (S. Kotagiri).

Exhibit 99.6	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (P. Fracassa).

Exhibit 99.7	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (S. Kotagiri).

Exhibit 99.8	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (P. Fracassa).

Exhibit 101	Inline Interactive Data File (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

Exhibit 104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.